
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hawaiian Bros Inc.

Legal Status of Issuer:

 Form:

 Corporation

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 July 11, 2021

Physical Address of Issuer:

720 Main Street
Kansas City, MO 64105

Website of Issuer:

https://hawaiianbros.com

Is there a co-issuer? ____ yes __*x*__no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the issuer shall pay a fee of (i) six percent (6%) of any amounts raised in the Offering up to $2,000,000, and (ii) four percent (4%) of any amounts raised in the Offering above $2,000,000 to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and three-quarters percent (1.75%) of the number of Shares sold in this Offering.

Type of Security Offered:

Common Stock, par value $0.001 per share

Target Number of Securities to be Offered:

3,347

Price (or Method for Determining Price):

$7.47 per share for the first 133,868 shares sold, $7.90 per share for the next 126,583 shares sold and $8.45 for the remaining 59,171 shares.

Target Offering Amount:

$25,002.09

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum Offering amount (if different from Target Offering Amount):

$2,499,994.61

Deadline to reach the Target Offering Amount:

March 31, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Shares will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1,998

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$10,756,138	$2,101,149
Cash & Cash Equivalents	$3,731,216	$614,755
Accounts Receivable	$377,707	$645
Short-term Debt	$566,154	$913,000
Long-term Debt	$5,281,100	$0.00
Revenues/Sales	$20,604,775	$5,932,392
Cost of Goods Sold[1]	$17,401,313	$4,996,609
Taxes Paid	$0.00	$0.00
Net Income	$820,575	$423,222

The jurisdictions in which the issuer intends to offer the Shares:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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[1] The amounts included in Cost of Goods Sold are restaurant-level operating costs, including food, beverage, and packaging costs, labor costs, other operating costs, such as supplies and utilities, and occupancy costs.

LETTER FROM COMPANY'S PRESIDENT

Dear Prospective Investor,

This is the story of a restaurant company that took my breath away. From the very first time I walked through the doors of Hawaiian Bros in Belton, Missouri, I followed my passion and it led me to where I am today – president of an emerging brand with exciting potential.

What I saw was original, well-crafted and, quite simply, an amazing plate of food. I couldn't believe this was not a national chain.

I started going out of my way for the plate lunch at Hawaiian Bros, and sat in their restaurant in awe of the simple menu and modern decor (not to mention long lines). Customers were lining up for the same reasons I came back again and again: simple, great-tasting, high-quality, delicious food.

The founders, a group of brothers from the West Coast, had already nailed it on so many fronts:

- Clean, crisp exterior

- Sleek, modern interior with a relaxed island vibe

- Contemporary design, bold in color and materials

- A confidently short menu with only six items (this *had* to be a chain)

I could see the potential, and talked to the owners about getting involved. We agreed to a consulting project in 2019, and during that project we connected not only on our love of the industry and the food, but on the ideas that would help the brand grow. I joined the Hawaiian Bros team in January 2020, and started building an operational design that would support sustained growth.

I have worked in the restaurant industry for more than 30 years, holding leadership positions at national brands, leading regional chains, owning my own concepts and running a consulting business. Through the years I developed trusted relationships with scores of industry experts, and many of them have also been inspired to join this exciting new company.

We now have a leadership team with decades of collective restaurant industry experience, ranging from full-time employees to strategic partners and contractors. We have done this with the steadfast aim of getting the Hawaiian Bros brand to best-in-class.

I'm immensely proud of what this team has accomplished as we have planned and built for rapid expansion. I believe we are ready to take the brand national, but we need capital to get there.

Today we have restaurants in 23 locations across four states, and we are on a path to open more restaurants in the coming months. We are confident about our experience, the Hawaiian Bros Aloha Spirit of service and, most of all, our results.



I approach the opportunity to grow Hawaiian Bros with a great deal of gratitude for the many professionals who have joined the team, and can only take credit for recognizing an opportunity when I see one. We welcome you to join us on this exciting journey.

I urge you to read the attached Form C, including the information contained under the heading "RISK FACTORS" before investing.



Scott Ford

November 12, 2021



———————————————

Hawaiian Bros Inc.

———————————————

Up to $2,499,994.61 of Common Stock, par value $0.001 per share

Hawaiian Bros Inc. ("*Hawaiian Bros*", the "*Company*," "*we*," "*us*", or "*our*"), is offering a minimum amount of $25,002.09 (the "*Target Offering Amount*") and up to a maximum amount of $2,499,994.61 (the "*Maximum Offering Amount*") of common stock, par value $0.001 per share (the "*Shares*") on a best efforts basis as described in this Form C (this **"*Offering*"**). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2022 (the "*Offering Deadline*"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Shares will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Shares are referred to herein as "*Investors*" or "*you*". The rights and obligations of Investors with respect to the Shares are set forth below in the section titled "*THE OFFERING AND THE SHARES—The Shares.*" In order to purchase the Shares, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "*Intermediary*"). All committed funds will be held in escrow with Prime Trust, LLC (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary.

Under the Subscription Agreement, Shares sold in this Offering will be deposited into a custodial account ("*Custodial Account*") with Prime Trust, LLC, who will serve as the custodian and legal record holder (the "*Custodian*") for the Shares sold in this Offering. Investors will be required to establish, or verify that they already have, established a Custodial Account with the Custodian in order to purchase Shares in this Offering.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Shares at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Shares at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$201.69	$12.10	$189.59
Maximum Individual Purchase Amount (3)(4)	$2,499,994.61	$139,999.78	$2,359,994.83
Target Offering Amount	$25,002.09	$1,500.13	$23,501.96

Maximum Offering Amount	$2,499,994.61	$139,999.78	$2,359,994.83

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the fee shown here of six percent (6%) of any amounts raised in the Offering up to $2,000,000 and four percent (4%) of any amounts raised in the Offering above $2,000,000, the Intermediary will also receive a securities commission equal to one and three-quarters percent (1.75%) of the number of Shares sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Shares offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Shares are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Shares are exempt from registration.

There are significant uncertainties associated with an investment in our Company and the Shares. The Shares offered hereby are not publicly traded. There is no public market for the Shares and one may never develop. An investment in our Company is highly speculative. The Shares should not be purchased by anyone who cannot bear the financial risk of this investment for an indefinite period of time. See the section of this Form C titled "_Risk Factors_" beginning on page 8.

The Shares offered hereby will have transfer restrictions. No Shares may be pledged, transferred, resold or otherwise disposed of by any Investor except pursuant to Rule 501 of Regulation Crowdfunding. You should be aware that you will be required to bear the financial risks of this investment for an indefinite period of time.

You are not to construe the contents of this Form C as legal, accounting or tax advice or as information necessarily applicable to your particular financial situation. Each Investor should consult their own financial adviser, counsel and accountant as to legal, tax and related matters concerning their investment.

This Offering is only exempt from registration under the laws of the United States and its territories. No offer is being made in any jurisdiction not listed above. Prospective Investors are solely responsible for determining the permissibility of their participating in this Offering, including observing any other required legal formalities and seeking consent from their local regulator, if necessary. The Intermediary facilitating this Offering is licensed and registered solely in the United States and has not secured, and has not sought to secure, a license or waiver of the need for such license in any other jurisdiction. The Company, the Escrow Agent and the Intermediary each reserve the right to reject any investment commitment made by any prospective Investor, whether foreign or domestic.

Special Notice to Foreign Investors

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of the Shares, including obtaining required governmental or other consents or observing any other required legal or other formalities. We reserve the right to deny the purchase of the Shares by any foreign Investor.

**Notice Regarding the Escrow Agent**

Prime Trust LLC, the Escrow Agent servicing the Offering, has not investigated the desirability or advisability of an investment in this Offering or the Shares offered herein. The Escrow Agent makes no representations, warranties, endorsements, or judgement on the merits of the Offering or the Shares offered herein. The Escrow Agent's connection to the Offering is solely for the limited purposes of acting as a service provider.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "***Securities Act***") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Shares, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year. Once posted, the annual report may be found on the Company's website at https://hawaiianbros.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Shares issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation Crowdfunding.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/hawaiian-bros.

The date of this Form C is November 12, 2021.

TABLE OF CONTENTS

EXHIBIT A - Selected Financial Information of the Company

EXHIBIT B - Offering Page Found on Intermediary's Portal

EXHIBIT C - Subscription Agreement

EXHIBIT D - Testing the Waters Materials

EXHIBIT E - Certificate of Incorporation

EXHIBIT F - Bylaws

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Shares in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Shares.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Shares, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C and the documents that are incorporated by reference into this Form C contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. They are based only on our current beliefs, expectations and assumptions regarding the future of the Company's business, future plans and strategies, anticipated events and trends, the economy and other future conditions. Forward-looking statements can be identified by words such as "aim," "anticipate," "believe," "envision," "estimate," "expect," "future," "goal," "hope," "intend," "likely," "may," "plan," "potential," "seek," "should," "strategy," "will" and similar references to future periods. Examples of forward-looking statements include statements we make regarding:

- the Company's expectations with respect to future financial or business performance;
- statements of the Company's business plan, strategies or objectives for future operations;
- statements regarding the Company's estimated use of proceeds from the Offering;
- statements concerning costs, fees, capitalization and anticipated financial effects of the Offering;
- statements and expectations concerning the timing and completion of the Offering; and
- any statement of assumption underlying any of the foregoing.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- We are a high-risk early-stage venture with a limited operating history.
- We are dependent on future near-term capital to fund our business plan.
- We are indebted and may borrow additional funds and leverage our assets.
- We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our debt obligations, which may not be successful.
- Our success is largely dependent upon the efforts, direction and guidance of certain key individuals.
- We face risks associated with certain family and business relationships among our management team and directors.
- Our principal stockholders will hold a controlling interest after this offering and may make business decisions with which you disagree and which may adversely affect the value of your investment.
- Our business and operations are experiencing rapid growth and organizational change. If we fail to manage such growth and change effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.
- If we are not able to hire, train, reward and retain qualified restaurant crew and/or if we are not able to appropriately plan our workforce, our growth plan and profitability could be adversely affected.
- Our operating results may fluctuate significantly and could fall below the expectations of investors due to certain factors, some of which are beyond our control, resulting in a decline in our valuation.
- We are currently evaluating the possibility of franchising, and we may engage in franchising in the future. A decision to engage in franchising would subject us to a variety of additional risks associated with franchising and our franchisees.
- Public health epidemics or outbreaks, such as the ongoing novel coronavirus pandemic (the "***COVID-19 Pandemic***"), could materially adversely impact our business.
- Due to increases in drive-thru, carry-out and delivery orders during the COVID-19 Pandemic, our results for 2020 and the first half of 2021 may not be indicative of results for future periods.
- Interruptions in the supply of product to our restaurants could adversely affect our revenue.
- New or less mature restaurants may not attain results similar to those of our existing restaurants.
- Our success depends on our ability to compete with many other restaurants.
- Our expansion into new and existing markets may present increased risks.
- Changes in food and supply costs could adversely affect our results of operations.
- Cyber incidents or deficiencies in cybersecurity could negatively impact our business by causing data loss, a disruption to our operations, a compromise or corruption of confidential or personal information, damage to our employee and business relationships and reputation, and/or litigation and liability, all of which could subject us to loss and harm our brand.
- Because many of our restaurants are concentrated in certain geographic areas, we are susceptible to

economic and other trends and developments, including adverse weather conditions, in these areas.

- Failure to obtain and maintain required licenses and permits could lead to the loss of food service licenses and, thereby, harm our business.
- The Shares are a speculative investment. If you purchase Shares in the Offering, you may not realize your investment objectives or realize a return on your investment.
- There is no public market for the Shares.
- The Shares will not be freely tradable under the Securities Act until one year from the initial purchase date.
- Investors will not have voting rights.
- The offering price of the Shares has been determined by our management and may not be indicative of the actual value of the Shares.
- The issuance of additional securities in connection with any future offering may dilute your investment in us.
- We may modify the use of proceeds from the description of the Estimated Use of Proceeds contained in this Form C.
- Provisions of our Certificate of Incorporation and Bylaws and Delaware law might discourage, delay or prevent a change of control of our Company or changes in our management and, as a result, depress the valuation of our Company.
- Our Certificate of Incorporation includes an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against us.
- This Offering has not been registered under applicable federal and state securities laws.
- The Company could potentially be found to have not complied with securities laws in connection with this Offering relating to "Testing the Waters" communications.
- There has been no independent "due diligence" review of our affairs or financial condition.

We caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the Company, the Offering or other matters, are expressly qualified in their entirety by the cautionary statements above. We do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Form C except to the extent required by federal securities laws.

SUMMARY

*This summary highlights selected information contained in this Form C. Because this is only a summary, it does not contain all of the information that you should consider in making your investment decision. You should read the entire Form C carefully, including the information contained under the heading "RISK FACTORS." Except as otherwise required by the context, references to the "Company," "Hawaiian Bros," "we," "us" and "our" refer, prior to the 2021 Reorganization discussed in "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Overview—The 2021 Reorganization," to Hawaiian Bros. LLC, a Missouri limited liability company ("**Hawaiian-MO**"), and Hawaiian-MO's consolidated subsidiaries, and, as of and after the 2021 Reorganization, to Hawaiian Bros Inc., a Delaware corporation ("**Hawaiian-DE**"), and Hawaiian-DE's consolidated subsidiaries. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Overview—The 2021 Reorganization." All trademarks and registered trademarks are the property of their respective owners.*

The Offering	We are offering to sell and issue up to 319,622 shares (the "**Shares**") of our common stock, par value $0.001 per share ("**Common Stock**"). The Shares will be sold for maximum aggregate gross proceeds of $2,499,994.61. The Shares will be sold at a price of $7.47 per Share for the first 133,868 Shares sold, representing approximately the first $1,000,000 invested in the Offering, $7.90 for the next 126,583 Shares sold, representing approximately the next $1,000,000 invested in the Offering and $8.45 for the remaining 59,171 shares, representing approximately the final $500,000 invested in the Offering, with a minimum subscription requirement of 27 Shares per Investor at $7.47 per share, which represents a minimum purchase price of $201.69, 26 Shares per Investor at $7.90 per share, which represents a minimum purchase price of $205.40, or 24 Shares per Investor at $8.45 per share, which represents a minimum purchase price of $202.80 (although in each case we may, in our sole discretion, accept a fractional subscription below the minimum subscription requirement), and a maximum subscription amount of $2,499,994.61 (subject to any limitations imposed by law). *See "THE OFFERING AND THE SHARES – The Offering."*
Corporate Information	Hawaiian Bros Inc. was incorporated in Delaware on July 11, 2021.[2] *See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Overview—The 2021 Reorganization."* The Company is located at 720 Main Street, Kansas City, MO 64105, and our website is https://hawaiianbros.com. A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/hawaiian-bros and is attached hereto as <u>Exhibit B</u>.
Target Offering Amount	A minimum of $25,002.09, or 3,347 Shares, must be sold in the Offering at the price of $7.47 per share. If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Shares will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Directors, officers and other affiliates of the Company may participate in the Offering on the same terms as other investors.
Our Industry	The $1.6 trillion food industry is one of the largest consumer markets in the United States. According to the National Restaurant Association, restaurants accounted for $863 billion of that spend in 2019, surpassing grocery in aggregate consumer spending, before dropping to $659 billion in 2020 as a result of COVID-19.[3] The restaurant industry is

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[2] The Company's Certificate of Incorporation was filed on July 9, 2021, with an effective date of July 11, 2021.

[3] National Restaurant Association, "*2021 State of the Restaurant Industry Report*," January 2021

large and diverse, and is typically divided into five categories: quick service ("*QSR*"), fast casual ("*Fast Casual*"), family dining, casual dining and fine dining. Sales at U.S. eating and drinking places are expected to increase by 10.2% in 2021 as consumers indulge a pent-up demand for restaurant experiences they were denied during the COVID-19 Pandemic, according to a forecast released by the National Restaurant Association in January 2021.

Our Business   Hawaiian Bros Inc. (the "*Company*," or "*Hawaiian Bros*") is a new restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that our management ("*Management*") believes has coast-to-coast appeal.

We opened our first restaurant in 2018, and have earned positive consumer reviews and driven growth due to (among other things) a unique Hawaiian food offering, a modern look and feel, a boldly simple menu, distinctive food flavors and broad consumer appeal.

Hawaiian Bros is positioned between the QSR and Fast Casual categories, with the speed of service and drive-thru efficiency of a QSR coupled with the fresh, high-quality ingredients and higher average check typical of a Fast Casual restaurant. Our dine-in, drive-thru, takeout and delivery meals center on a streamlined menu of freshly cooked meat, rice, steamed vegetables and macaroni salad in the tradition of the Hawaiian plate lunch. Our restaurants have no freezers, fryers or microwaves.

The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian and Italian. The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian food offers an opportunity to enter the market before the competition reacts.

Operations

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, Management works to create volume capacity and establishes clear benchmarks for best-in-class operations.

Management has optimized operations on multiple fronts:

- A simplified menu results in faster orders and lower supply chain costs.
- Efficient cooking and prep processes increases speed of delivery.
- Redesigned drive-thru, online ordering and delivery processes decrease wait times and enhance the customer experience.
- A new, modular kitchen allows for streamlined execution.

While the motivation to improve is to enable growth, it is equally important to our culture and vision to treat customers like Ohana…family.

Product and Pricing

With only six key menu items (plate lunches), two sides and two dessert options, our laser-focused menu keeps food costs low and profitability high.

The staple components of the Hawaiian plate lunch are dark meat chicken, pork, white rice and macaroni salad. Fewer food components results in lower supply costs compared to other restaurants with a more extensive menu.



In addition to the plate lunch, we offer a sweet ending to the plate lunch with the taste of fresh pineapple or a frozen cup of Dole Soft-Serve, a Hawaiian dessert not widely available on the mainland.

Ghost Kitchens

In addition to our traditional brick-and-mortar ("***Traditional***") locations, in May 2020 we initiated a limited test of virtual restaurants created for delivery or carry-out only without any brick-and-mortar presence ("***Ghost Kitchens***"), as part of a multi-year plan to evaluate the viability of the various types of Ghost Kitchens currently available. Each location features different customer ordering and delivery methods in a variety of defined trade areas.

This test includes five locations, of which four are currently open, with a fifth location scheduled to open in late 2021. Ghost Kitchen sales are generally lower than those of our Traditional locations. However, they require a significantly lower capital investment (typically ranging from $75,000 to $100,000) and offer short-term leases, usually ranging from 12 to 24 months.

Ghost Kitchens are an intentional and closely monitored component of the company's research and development process. Early results suggest Ghost Kitchens offer a number of potential opportunities for future development, which we will continue to evaluate throughout the terms of each lease.

Real Estate Development, Site Selection and New Restaurant Openings

In order to grow quickly and establish first-to-market leadership in key markets, we have focused on selecting ideal sites for our new restaurants. We have developed a sophisticated real estate development process based on leading industry practices used by larger national chains. The real estate development process involves five key phases: strategic planning, development planning, market planning, effective site selection and new restaurant openings.

We have developed a set of systems to support each phase of the site selection process. These systems include industry-leading tools to review markets and trade areas that provide information about population, traffic, demographics, income and competitor data. The team also uses leading-edge mobile geolocation data to evaluate actual traffic patterns and forecast sales, further validating selected sites. All sites are tracked through a Customer Relationship Management application that allows us to easily store and retrieve key information and documents for each site, and track each site through the entire process.

Following extensive due diligence and lease negotiations, the team uses a proven new restaurant opening plan managed by an experienced project management and construction management team to successfully and timely open new restaurants.

Using this approach, we have established a strong pipeline of premier sites with high visibility, traffic and population density and easy access. Although the COVID-19 Pandemic has negatively impacted the restaurant industry as a whole, due to COVID-19 Pandemic-related restaurant market circumstances, we are in a position to take advantage of this opportunity by picking up new sites and hiring experienced employees. In Dallas alone, we have identified more than 30 such premier sites where other brands have faltered, creating an opportunity for us to expand. We are currently engaged in multiple lease negotiations, and we are on track to meet our 2021 development goal to open 16 to 21 new locations in 2021 (including the 14 locations already opened in 2021 as of the date of this Form C). We are also currently working on market planning for additional target markets, including selecting broker partners and evaluating the potential of each market. Typical costs to develop a Traditional location, including pre-opening costs, range from approximately $1.5 million to $2.6 million, excluding the land value. Each location is owned by a separate wholly-owned subsidiary of the Company.

We currently own and operate all of the restaurants associated with our brand. In the future, we may seek to realize the benefits of franchising and franchise certain of our restaurants pursuant to agreements with third-party franchisees. The opening of franchised restaurants would depend, in part, upon the availability of prospective franchisees who meet our criteria.

Risk Factors	An investment in us involves many significant risks. See "RISK FACTORS."
Stockholders Agreement	Substantially all of our Company's shares currently issued and outstanding are owned by parties to that certain Stockholders Agreement, entered into as of July 11, 2021 (the "*Stockholders Agreement*"), including certain members of our senior management. The Stockholders Agreement contains restrictions on the transfer of shares owned by such parties as well as a voting agreement that provides that all such shares will be voted as a single block pursuant to the vote of a majority of the four parties to such Stockholders Agreement (regardless of the number of shares held by any such party). You will not be a party to or subject to the Stockholders Agreement but its provisions will significantly limit your ability to influence the voting of shares held by other stockholders of the Company.
Limitations on Voting or Management Rights	Investors will not have any voting rights with respect to the Shares. Subject to the provisions of our Certificate of Incorporation and Bylaws and an irrevocable proxy (the "*Proxy*") to be granted by Investors to the Custodian, as the holder of record of the Shares, shall be entitled to vote the Shares on matters that require the approval or consent of our stockholders under the Certificate of Incorporation and the Bylaws. Pursuant to the terms of the Proxy, the Custodian shall vote the Shares consistently with (i) the vote cast by the holders of the Shares subject to the Stockholders Agreement, or if the Stockholders Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. Subject to the rights of the stockholders to consent to or approve certain matters, we shall be managed by a Board of Directors (the "*Board*"). The Board shall be designated as set forth in the Certificate of Incorporation and the Bylaws. *See "THE OFFERING AND THE SHARES – The Shares – Voting and Control."*

Transfers	As the Custodian is the legal owner of the Shares, until the Custodian transfers the Shares from the Custodial Accounts to the accounts designated by Investors, Investors may only transfer their beneficial interest in the Shares and not the Shares themselves. An Investor's beneficial interest in the Shares may not be transferred by any Investor during the one-year holding period beginning when the Shares were issued (the "***Holding Period***"), unless such interest is transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, as amended; (3) as part of an initial public offering; or (4) to a family member (or equivalent) of the Investor, to a trust controlled by the Investor, to a trust created for the benefit of a family member (or equivalent) of the Investor or in connection with the death or divorce of the Investor or other similar circumstances. Additionally, following the Holding Period, an Investor's beneficial interest in the Shares may not be transferred without the consent of the Company unless such transfer is to a party specified in clauses (2) or (4) above. *See* "*THE OFFERING AND THE SHARES – The Shares – Restrictions on Transfer.*"
Dividends	Subject to preferences that may be applicable to any then-outstanding preferred stock and any contractual obligations, holders of our Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board out of our legally available funds. The rights of such holders are subject to the rights of any senior obligations issued by the Company, including the Company's obligation to prepay any notes issued by the Company. See *"MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources – Notes Issued Under August 2021 Note Offering."* However, we do not anticipate declaring or paying any dividends on our capital stock in the foreseeable future, as we intend to retain all of our future earnings to finance the expansion of our business. *See* "*DESCRIPTION OF CAPITAL STOCK.*"
Subscription Procedures	In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. you should deliver to us a completed, executed and dated original of each of the Subscription Documents. *See "THE OFFERING AND THE SHARES – The Offering."*
Withdrawal	We may withdraw the Offering at any time prior to the issuance of the Shares in our sole discretion.
Offering Termination Date	The Offering will terminate upon the earlier of (a) the date on which the entire Offering is fully subscribed, or (b) March 31, 2022; *provided*, that the Board may, in its sole discretion, shorten or extend the Offering past such date.

Please carefully review this Form C in its entirety, since it contains important information of the Company. **In particular, you should review the information in the section entitled "RISK FACTORS."**

NO PERSON (OTHER THAN OUR CHIEF FINANCIAL OFFICER AND OUR INVESTOR RELATIONS CONSULTANT) HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C IN CONNECTION WITH THE OFFERING OR THE COMPANY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

Neither the SEC nor any state securities commission has approved or disapproved of the Shares to be issued in the Offering or determined if this Form C is truthful or complete. Any representation to the contrary is a criminal offense.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors," that represent challenges that we face in connection with the successful implementation of our strategy. The occurrence of one or more of the events or circumstances described in the section titled "Risk Factors," alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition and results of operations. This summary only highlights the more detailed information appearing elsewhere in this Form C. You should read this entire Form C carefully, including the information under "Risk Factors" and our financial statements and the related notes included elsewhere in this Form C, before investing.

- We are a high-risk early-stage venture with a limited operating history.

- We are dependent on future near-term capital to fund our business plan.

- We are indebted and may borrow additional funds and leverage our assets.

- We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our debt obligations, which may not be successful.

- Our success is largely dependent upon the efforts, direction and guidance of certain key individuals.

- We face risks associated with certain family and business relationships among our management team and directors.

- Our principal stockholders will hold a controlling interest after this Offering and may make business decisions with which you disagree and which may adversely affect the value of your investment.

- Our business and operations are experiencing rapid growth and organizational change. If we fail to manage such growth and change effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

- If we are not able to hire, train, reward and retain qualified restaurant crew and/or if we are not able to appropriately plan our workforce, our growth plan and profitability could be adversely affected.

- Our operating results may fluctuate significantly and could fall below the expectations of investors due to certain factors, some of which are beyond our control, resulting in a decline in our valuation.

- We are currently evaluating the possibility of franchising, and we may engage in franchising in the future. A decision to engage in franchising would subject us to a variety of additional risks associated with franchising and our franchisees.

- Public health epidemics or outbreaks, such as the COVID-19 Pandemic, could materially adversely impact our business.

- Due to increases in drive-thru, carry-out and delivery orders during the COVID-19 Pandemic, our results for 2020 and the first half of 2021 may not be indicative of results for future periods.

- Interruptions in the supply of product to our restaurants could adversely affect our revenue.

- New or less mature restaurants may not attain results similar to those of our existing restaurants.

- Our success depends on our ability to compete with many other restaurants.

- Our expansion into new and existing markets may present increased risks.

- Changes in food and supply costs could adversely affect our results of operations.

- Cyber incidents or deficiencies in cybersecurity could negatively impact our business by causing data loss, a disruption to our operations, a compromise or corruption of confidential or personal information, damage to our employee and business relationships and reputation, and/or litigation and liability, all of which could subject us to loss and harm our brand.

- Because many of our restaurants are concentrated in certain geographic areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

- Failure to obtain and maintain required licenses and permits could lead to the loss of food service licenses and, thereby, harm our business.

- The Shares are a speculative investment. If you purchase Shares in the Offering, you may not realize your investment objectives or realize a return on your investment.

- There is no public market for the Shares.

- The Shares will not be freely tradable under the Securities Act until one year from the initial purchase date.

- Investors will not have voting rights.

- The offering price of the Shares has been determined by our management and may not be indicative of the actual value of the Shares.

- The issuance of additional securities in connection with any future offering may dilute your investment in us.

- We may modify the use of proceeds from the description of the Estimated Use of Proceeds contained in this Form C.

- Provisions of our Certificate of Incorporation and Bylaws and Delaware law might discourage, delay or prevent a change of control of our Company or changes in our management and, as a result, depress the valuation of our Company.

- Our Certificate of Incorporation includes an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against us.

- This Offering has not been registered under applicable federal and state securities laws.

- The Company could potentially be found to have not complied with securities laws in connection with this Offering relating to "Testing the Waters" communications.

- There has been no independent "due diligence" review of our affairs or financial condition.

RISK FACTORS

The purchase of Shares involves a substantial degree of financial risk. Such an investment is intended only for Investors who have no need for liquidity of, or income from, their investment in the Company and who can afford to lose all of their investment. Our business, operating results or financial condition could be adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. In evaluating an investment in the Company, you should carefully consider the risks and uncertainties described below. You should also refer to the other information contained in this Form C, and consult with your financial, legal, and tax advisors before deciding to invest.

Risks Related to the Company

We are a high-risk early-stage venture with a limited operating history.

We have a limited operating history. Accordingly, we are subject to risks inherent in the establishment of a new venture, including but not limited to unexpected startup expenses, complications with the development of our operations, uncertainty regarding our ability to obtain necessary regulatory approvals, and difficulties implementing other aspects of our business model and our ability to hire new employees. Our first restaurant opened in February 2018. We are currently in the process of expanding our business, and our plans are subject to change. Although our management team has significant experience in the restaurant industry, they may not be successful in managing and operating our Company. Furthermore, we cannot anticipate each of the future issues that may arise in the development of our Company. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, uncertainties and delays that we may encounter in the formation of our new business. These factors may have an adverse effect on our results of operations, business and financial condition, and you may not receive a return on your investment.

We are dependent on future near-term capital to fund our business plan.

We believe that we will need additional capital to fund our business plan in addition to any revenues we may generate in the future until we reach positive sustainable operating cash flow. Such additional capital may include the issuance and sale of additional equity securities and/or commercial borrowing. If we are unable to obtain capital in the amounts and on terms deemed acceptable to us, we may be unable to continue building our business and as a result may be required to scale back or cease operations for our business, the result of which may be that you could lose some or all of your investment.

We are indebted and may borrow additional funds and leverage our assets.

On April 14, 2020, we entered into a loan agreement with Worcester Financial, LLC, a related party to Joel Worcester and Worcester Investments, LLC, pursuant to which a loan has been made to us with a principal amount of $575,000 currently outstanding (the "***Worcester Financial Loan***"). The Worcester Financial Loan matures on April 2, 2022, and carries an interest rate of 11.0%. We have also issued $23,275,000 in aggregate principal amount (including amounts borrowed from certain related parties as noted below) of non-convertible unsecured promissory notes (the "***September 2020 Notes***") in a private placement (the "***September 2020 Note Offering***"), with initial maturity dates of each note between September 29, 2022 and July 9, 2023, with a Company option to extend each note individually for two additional years (the "***Extended Maturity Period***"), with interest rates ranging from 11.0% to 18.0% for the first 24 months of each applicable note, depending on the total amount loaned to the us by an individual debtor, and an additional 1.0% interest in addition to the standard rate for each note in months 25-48 of each applicable note during the Extended Maturity Period. Each note under the September 2020 Note Offering receives an accrued interest payment monthly with a balloon payment of all principal due on either the maturity date or extended maturity date of each note (if elected by the Company). As part of the September 2020 Note Offering, we entered into two note purchase agreements with Worcester Fund LLC, a related party to Joel Worcester and Worcester Investments, LLC, with a total principal amount of $2,250,000 (included in the total amount borrowed under the September 2020 Note Offering) at an interest rate of 17% for the initial term with annual debt service under such loans and the Worcester Financial Loan of $445,750. On October 26, 2021, we issued a $5,000,000 convertible promissory note due on October 25, 2025 (the "***Convertible Note***"). The Convertible Note is unsecured; however, it is guaranteed by certain of the Company's owners. The interest on the Convertible Note accrues at a rate of 8.0% per annum starting on the date of issuance based on the outstanding principal balance and is payable monthly beginning the month following issuance. The Convertible Note will mature in 48 months, unless prepaid or converted to equity before the maturity date. At the election of the holder of the Convertible Note (the "***Holder***"), all or part of the outstanding principal amount of the Convertible Note may be converted into shares of our common stock, par value $0.001 per share ("***Common Stock***") at any time (i) prior to the maturity date of the Convertible Note, or (ii) on or after the maturity date if any portion of the principal balance remains outstanding. The Convertible Note will be converted based on the outstanding principal balance divided by a conversion price of the lower of (a) $8.36 per share or (b) an adjusted conversion price to be determined if shares of Common Stock are issued below a market value of $250 million, other than issuances in connection with (x) this Offering or (y) future offerings pursuant to Regulation Crowdfunding.

Additionally, we are currently offering and selling up to $10,000,000 in aggregate principal amount of non-convertible unsecured promissory notes in a currently ongoing private placement (the "*August 2021 Note Offering*"). The notes are due 24 months after issuance and have interest rates ranging from 11.0% to 17.0%, with an additional 1.0% interest during any extensions. The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to unrelated parties is currently estimated to be $3,857,000, payable monthly in cash, for an overall total amount of interest payable on our outstanding debt instruments of approximately $4,600,000. In the event the August 2021 Note Offering is fully subscribed, the overall total amount of interest payable on our outstanding debt instruments will increase to a range of approximately $6,234,000 to $6,300,000 depending on the interest rates for the individual notes issued in the August 2021 Note Offering.

Our amount of indebtedness could affect our operations in several ways, including the following: (i) require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the cash available to finance our operations and other business activities; (ii) limit management's discretion in operating our business and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; (iii) increase our vulnerability to downturns and adverse developments in our business and the economy; (iv) limit our ability to access the capital markets to raise capital on favorable terms or to obtain additional financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness; (v) place restrictions on our ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations; (vi) place us at a competitive disadvantage relative to competitors with lower levels of indebtedness in relation to their overall size or less restrictive terms governing their indebtedness; and (vii) make it more difficult for us to satisfy our debt obligations and increase the risk that we may default on our debt obligations.

We may also engage in additional borrowings to finance our operations and future expansion. A decrease in our present or future asset values, an increase in interest rates, a significant increase in other carrying costs and operating expenses, any combination of the foregoing or any other number of factors may result in our inability to repay the principal and interest of any borrowed funds. A portion of our cash flow will be used to repay the principal and interest on our indebtedness. Our loan agreements also contain restrictive covenants, which may impair our operating flexibility. Such loan agreements also provide for default under certain circumstances, such as failure to meet certain financial covenants or ratios. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of our Stockholders. A judgment creditor would have the right to foreclose on any of our assets, resulting in a material adverse effect on our business, operating results or financial condition. Any such foreclosure may also have substantial adverse consequences for our Stockholders. In addition, lenders may require restrictions on future borrowings, distributions and operating policies. Our ability to meet any debt obligations will depend upon our future performance and will be subject to financial, business and other factors affecting our business and operations, including general economic conditions. We cannot assure you that we will be able to meet any such debt obligations, which could adversely affect our financial condition.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our debt obligations, which may not be successful.

Our ability to make interest payments on our indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our obligations under our notes and loans, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance indebtedness will depend on overall economic conditions and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives.

In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. These alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. As a result, we may be unable to implement our business plan, make acquisitions or otherwise carry out business plans, which would have a material adverse effect on our financial condition and results of operations and impair our ability to pay the principal and interest on our debt obligations.

We depend on certain key individuals.

Our success is largely dependent upon the efforts, direction and guidance of certain key individuals, namely Scott Ford, our President, Cameron and Tyler McNie, our founders (the "***McNies***" or the "***Founders***"), and Joel Worcester and Paul Worcester, two of our directors. In addition, our success is dependent upon our ability to attract and retain qualified employees, on the ability of our executive officers and key employees to manage our operations successfully. The market for highly skilled employees and leaders in the restaurant industry is extremely competitive. The loss of any of the individuals listed above, or our inability to attract and retain key management, technical or professional personnel in the future, or successfully execute succession planning, could have a material adverse effect on our results of operations and financial condition, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors, which could cause our valuation to decline. As our business expands, our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified executive-level personnel. Our inability to attract and retain qualified executive officers in the future could impair our growth and harm our business.

We face risks associated with certain family and business relationships among our management team and directors.

Significant family relationships exist among our management team. Individuals with such relationships include Mr. Tyler McNie, our founder and one of our directors, Mr. Cameron McNie, our founder and one of our directors (and Mr. Tyler McNie's brother), Mr. Joel Worcester, one of our directors, and Mr. Paul Worcester, one of our directors (and Mr. Joel Worcester's brother). Companies with multiple family members serving on the same management team can be predisposed to unique issues such as internal conflicts, nepotism and/or strategic family alliances. Such issues may arise among our management team. In light of the relationships that exist within our management team, certain prospective investors may be unwilling to purchase our Common Stock, which may have a negative effect on our financial condition.

Certain business relationships also exist with respect to certain of our directors. Entities affiliated with Mr. Joel Worcester have made loans to us in the aggregate principal amount of $2,661,000. Additionally, Worcester Investments, LLC, which is affiliated with Mr. Joel Worcester and is one of our substantial stockholders, provides certain services to us on an as-needed basis to support our business, in particular with respect to supporting our activities relating to management, real estate, and investor relations activities. We reimburse expenses incurred by Worcester Investments, LLC in connection with such services and have committed to providing development fees in connection with our real estate activities in a total amount of $309,000 since the inception of our business.

Our principal stockholders will hold a controlling interest after this Offering and may make business decisions with which you disagree and which may adversely affect the value of your investment.

After this Offering, the parties to a certain stockholders agreement, entered into as of July 11, 2021 (the "***Stockholders Agreement***"), which include Cameron McNie, Tyler McNie, Joel Worcester and Paul Worcester (collectively, the "***Stockholders Agreement Parties***") and certain of their affiliates or related entities, will beneficially own or control, directly or indirectly, 27,958,196 shares of our Common Stock in the aggregate, or approximately 92.49% of our outstanding shares following this Offering (or approximately 90.69% assuming the full conversion of the Convertible Note into shares of Common Stock at $8.36 per share). The Stockholders Agreement requires all shares subject to the Stockholders Agreement to be voted as a single block pursuant to the vote of a majority of the four Stockholders Agreement Parties (regardless of the number of shares held by any such Stockholders Agreement Party). As a result of this ownership and the provisions of the Stockholders Agreement, the Stockholders Agreement Parties will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this Offering and have held their shares for a longer period, they may be more interested in selling our company to an acquiror than other investors or may want us to pursue strategies that deviate from the interests of other stockholders.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized use or imitation by others, which could harm our image, brand or competitive position. If we commence litigation to enforce our rights, we will incur significant legal fees.

We cannot assure you that third parties will not claim infringement by us of their proprietary rights in the future. Any such claim, whether or not it has merit, could be time-consuming and distracting for executive management, result in costly litigation, cause changes to existing menu items or delays in introducing new menu items, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Our business and operations are experiencing rapid growth and organizational change. If we fail to manage such growth and change effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have experienced, and may continue to experience, rapid growth in our headcount and operations, which has placed, and may continue to place, significant demands on our management, operational and financial resources. For example, our headcount has grown from approximately 100 employees as of January 1, 2019 to approximately 1,800 employees as of the date hereof, and we have expanded from two restaurants as of January 1, 2019 to 21 restaurants, including four Ghost Kitchens (as defined below), as of the date hereof. We have also experienced significant growth in the amount of customer and employee data that our infrastructure supports. Finally, our organizational structure and recording systems and procedures are becoming more complex as we improve our operational, financial and management controls. Our success will depend in part on our ability to manage this growth and organizational change effectively. To manage the expected growth of our headcount and operations, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Our ability to open additional restaurants may be constrained by the willingness and availability of qualified personnel to help staff and manage any new restaurants. The failure to effectively manage growth could result in difficulties or delays in opening new restaurants and increasing sales at existing restaurants, declines in quality or customer satisfaction, increases in costs and difficulties in introducing new products or other operational difficulties, any of which could adversely affect our ability to attract and retain customers.

Failure to achieve and maintain effective internal controls over financial reporting could impair our ability to produce timely and accurate financial statements and have a material adverse impact on our business.

As an early-stage privately-held company, our internal control environment is not fully developed. As a result, we may have a material weakness in our internal controls or a combination of significant deficiencies that could result in a material weakness in our internal controls. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse consequences, including sanctions by the SEC, and result in a breach of the covenants under certain of our equipment financing agreements, which require us to deliver financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("***U.S. GAAP***"). In addition, confidence in the reliability of our financial statements could suffer if we or our independent auditors were to report a material weakness in our internal controls over financial reporting. Failure to achieve and maintain effective internal controls over financial reporting could impair our ability to produce timely and accurate financial statements and have a material adverse effect on our business and the value of our Common Stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. On an ongoing basis, we evaluate our estimates using historical experience and other factors, including the current economic environment, as provided in the section entitled "*MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*" Significant items subject to estimates are assumptions used for purposes of determining the useful lives of property and equipment and intangible assets, other-than-temporary impairment of equity investment, the fair value of deferred tax assets, and the fair value of warrants. Management believes its estimates to be reasonable under the circumstances, but actual results may differ from those estimates. Additionally, in the context of the COVID-19 Pandemic, while there was no material impact to our estimates in the current period, in future periods, facts and circumstances could change and impact our estimates. Our results of operations may be adversely affected if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of investors, resulting in a decline in the valuation of our Company.

Changes in existing financial accounting standards or practices, or taxation rules or practices, may harm our operating results.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could harm our operating results or result in changes to the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed and reported before such changes are effective.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or a change in these interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to Our Industry

If we fail to successfully implement our growth strategy, which includes opening new restaurants, our ability to increase our revenue and operating profits could be adversely affected.

Our growth strategy relies substantially upon new restaurant development. While we believe there is opportunity for our brand to grow to a national presence over the long term, we do not currently target a specific number of annual new restaurant openings over a multi-year period. Therefore, we cannot predict the time period over which we can achieve this level of restaurant growth or whether we will achieve this level of growth at all. In addition, we face many challenges in opening new restaurants, including:

- availability of financing;

- selection and availability of, and competition for, suitable restaurant locations;

- negotiation of acceptable lease and financing terms;

- securing required governmental permits and approvals, including zoning approvals;

- consumer tastes in new geographic regions and acceptance of our products;

- employment and training of, and wage rates for, qualified personnel;

- general economic and business conditions;

- unanticipated increases in construction and development costs; and

- the legal and regulatory requirements applicable to our industry.

To the extent we are unable to open new restaurants as we anticipate, our revenue growth would come primarily from growth in same store sales. Same store sales reflect the change in year-over-year sales for the same store base. We define the same store base to include those restaurants open for at least 64 full weeks. Our failure to add a significant number of new restaurants or grow same store sales would adversely affect our ability to increase our revenue and operating income and could materially adversely affect our operating results. As a result of the foregoing, we cannot predict whether our growth strategy will be successful.

We are currently evaluating the possibility of franchising, and we may engage in franchising in the future. A decision to engage in franchising would subject us to a variety of additional risks associated with franchising and our franchisees.

We currently own and operate all of the restaurants associated with our brand. In the future, we may seek to realize the benefits of franchising and franchise certain of our restaurants pursuant to agreements with third-party franchisees. We expect that the development and implementation of any franchise system will require significant expenditures and could divert management's attention from other business concerns, each of which could have a material adverse effect on our business, financial condition and results of operations. The viability of any franchising business will depend on our ability to establish and maintain good relationships with franchisees. If we enter the franchising business, we may be exposed to additional risks, including, but not limited to, the financial condition and access to capital of franchisees and litigation as a result of disagreements with franchisees. We cannot guarantee that we will seek to expand or diversify our business through franchising in the near future. In addition, any such development, acquisition or franchising activity could demand significant attention from our management that would otherwise be available for our current ongoing operations, which could have a material adverse effect on our business.

The opening of franchised restaurants would depend, in part, upon the availability of prospective franchisees who meet our criteria. If we determine to engage in franchising, we may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. In addition, our franchisees may not ultimately be able to access the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or they may elect to cease restaurant development for other reasons. If we are unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new restaurants as planned, our growth may be slower than anticipated, which could materially adversely affect our ability to increase our revenue and materially adversely affect our business, financial condition and results of operations.

Additionally, although we would attempt to properly train and support any future franchisees, franchisees are independent third parties whom we would not control. Any franchisees would own, operate, and oversee the daily operations of their restaurants, and their employees would not be our employees. Accordingly, their actions would be outside of our control. We could not be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises at their approved locations, and state franchise laws may limit our ability to terminate or not renew these franchise agreements. Moreover, future franchisees might not successfully operate restaurants in a manner consistent with our standards and requirements or hire and adequately train qualified managers and other restaurant personnel. Any failure of future franchisees to operate their franchises in accordance with our standards or applicable law, actions taken by their employees or a negative publicity event at one of our franchised restaurants or involving one of our franchisees could have a material adverse effect on our reputation, our brand, our ability to attract prospective franchisees, our restaurants, and our business, financial condition or results of operations.

Public health epidemics or outbreaks, such as the COVID-19 Pandemic, could materially adversely impact our business.

Federal, state and local government responses to a pandemic, such as the COVID-19 Pandemic, and our Company's response to the COVID-19 Pandemic have in the past disrupted and in the future may disrupt our business. Because of the COVID-19 Pandemic, in the United States and throughout much of the world, individuals have been encouraged to practice social distancing, restricted from gathering in groups and, in some areas, placed on complete restriction from non-essential movements outside of their homes. In response to the COVID-19 Pandemic and these changing conditions, for portions of 2020 we closed the dining rooms in all of our restaurants, which at the time represented approximately 38% of our sales. We cannot predict how long the COVID-19 Pandemic will last or what other government responses may occur.

Continuing disruptions in operations due to the COVID-19 Pandemic, such as COVID-19-related social distancing, or other movement restricting policies put in place, could impact our revenues, and could materially adversely affect our business and results of operations. Restaurant operations could be further disrupted if any employees are diagnosed with a pandemic illness, such as COVID-19, since this could require some or all of a restaurant's employees to be quarantined and restaurant facilities to be closed to disinfect. If a significant percentage of the workforce is unable to work, whether because of illness, quarantine, limitations on travel, or other government restrictions in connection with a pandemic, including the COVID-19 Pandemic, operations may be negatively impacted, potentially materially adversely affecting our liquidity, financial condition or results of operations. In addition, any report or publicity linking our restaurants to instances of pandemic illness exposure could adversely impact our brand and reputation as well as our revenue and profits. Our suppliers could also be adversely impacted by a pandemic, such as the COVID-19 Pandemic. If our suppliers' employees are unable to work or our suppliers' operations are disrupted, we could face shortages of food items or other supplies, and our operations and sales could be materially adversely impacted by such supply interruptions.

If any business interruptions caused by a pandemic, including the COVID-19 Pandemic last longer than we expect, we may need to seek additional sources of liquidity. There can be no guarantee that additional liquidity, whether through the credit markets or government programs, will be readily available or available on favorable terms. Although we have rebounded from the initial impact of the COVID-19 Pandemic, the ultimate impact of the COVID-19 Pandemic, or pandemics in the future, on our operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 Pandemic or other pandemic, the rate at which vaccinations become available, and any additional preventative and protective actions that governments, or we, may direct, which may result in an extended period of continued business disruption, reduced customer traffic, and reduced operations.

Due to increases in drive-thru, carry-out and delivery orders during the COVID-19 Pandemic, our results for 2020 and the first half of 2021 may not be indicative of results for future periods.

The COVID-19 Pandemic led to an increase in same store sales relative to our fiscal period forecast and historic trends in 2020 and the first half of 2021 due to increases in drive-thru, carry-out and delivery orders. These results, as well as those of other metrics such as revenues, operating margins, net income, net cash provided by operating activities and other financial and operating data, may not be indicative of results for future periods.

Interruptions in the supply of product to our restaurants could adversely affect our revenue.

We depend on a limited number of suppliers and distributors for food ingredients, beverages and paper goods used in our restaurants, and this subjects us to the possible risks of shortages, supply interruptions and price fluctuations. Although alternative suppliers and products are available for most of the products we use, failures or cost increases by our suppliers and distributors could impact our ability to make and sell certain menu items, and this could impact restaurant revenues, costs or both. Because we offer a limited number of menu items, certain supply issues may have a greater impact on our business than on the typical restaurant company. In addition, we bear risks associated with the timeliness, solvency, reputation, labor relations, freight costs, price of raw materials, and compliance with health and safety standards of each supplier and distributor including, but not limited to, risks associated with contamination to food and beverage products. We have little or no control over our suppliers and distributors including their operations, policies, procedures, decisions, supply chains or market conditions which may impact these risks.

We use Sysco as our national mainline distributor, and in 2020 they delivered approximately 99% of the food, paper and beverage products used in our restaurants (based on dollar volume). Sysco currently uses four of its distribution centers (Kansas City, Dallas, Central Texas and Chicago) to purchase, inventory and deliver products to our restaurants in each of our current markets. Sysco purchases these products from suppliers and maintains inventory for each product based on its projections of demand, supply, lead times, supplier capacity and other factors. While we provide input to Sysco including our new restaurant opening schedule and initial restaurant revenue forecasts, we have limited or no control over Sysco's purchasing or inventory management decisions. In addition, Sysco is also subject to possible risks of supplier shortages, supply interruptions and price fluctuations which it may pass on to us, including cost increases caused by commodity pricing or other market forces outside of our control.

Of the products we purchased from Sysco in 2020, we purchased these products from approximately 116 suppliers, and approximately 10% of these suppliers provided approximately 80% of our total purchases based on dollar volume. More than 30% of our total purchased volume was for products Sysco purchased from its suppliers and sold to us under the Sysco brand (we have included the individual suppliers of these products in the total supplier counts and volumes reported herein). These Sysco branded products include several product categories, among them chicken, pork, packaging, and other products. In addition, we purchase proprietary products (products made exclusively for us using our recipes and specifications) including macaroni salad, teriyaki sauce and barbecue sauce, from several approved suppliers, and we distribute these products through Sysco. These proprietary products and suppliers carry an increased risk of shortages, supply interruptions and price fluctuations due to the difficulty in quickly sourcing and approving alternative suppliers for these products.

New or less mature restaurants may not attain results similar to those of our existing restaurants.

New and less mature restaurants typically experience higher operating costs in both dollars and percentage of revenue initially when compared to restaurants in the comparable restaurant base. Further, restaurants located in one city or location may not perform as well as restaurants in another city or location. There is no assurance new restaurants will experience success in the future. We expect that our restaurants may take approximately three months or more to reach normalized operating levels due to inefficiencies and other factors typically associated with new restaurants. These factors include operating costs, which are often significantly greater during the first several months of operation, and fluctuating guest counts at new locations, as well as competition from our competitors or our own restaurants, consumer acceptance of our restaurants in new markets and lack of market awareness of our brands in a new market. There is no assurance that our less mature restaurants will attain operating results similar to those of our existing restaurants.

If we are not able to hire, train, reward and retain qualified restaurant crew and/or if we are not able to appropriately plan our workforce, our growth plan and profitability could be adversely affected.

We rely on our restaurant-level employees to consistently provide high-quality food and positive experiences to our guests. In addition, our ability to continue to open new restaurants depends on our ability to recruit, train and retain high-quality crew members to manage and work in our restaurants. Maintaining appropriate staffing in our existing restaurants and hiring and training staff for our new restaurants requires precise workforce planning, which has become more complex due to predictive scheduling laws and "just cause" termination legislation. If we fail to appropriately plan our workforce, it could adversely impact guest satisfaction, operational efficiency and restaurant profitability. In addition, if we fail to adequately monitor and proactively respond to employee dissatisfaction, it could lead to poor guest satisfaction, higher turnover, litigation and unionization efforts. The COVID-19 Pandemic has exacerbated staffing complexities for us and other restaurant operators, and during 2020 we were forced to limit operating hours due to employee illnesses, fear of contracting COVID-19 or caregiving responsibilities among our restaurant crew. The easing of the COVID-19 Pandemic has also resulted in aggressive competition for talent, wage inflation and pressure to improve benefits and workplace conditions to remain competitive. Our failure to recruit and retain new restaurant crew members in a timely manner or higher employee turnover levels all could affect our ability to open new restaurants and grow sales at existing restaurants, and we may experience higher than projected labor costs.

Our operating results may fluctuate significantly and could fall below the expectations of investors due to certain factors, some of which are beyond our control, resulting in a decline in our valuation.

Our operating results may fluctuate significantly because of a number of factors, including:

- the timing of new restaurant openings;
- profitability of our restaurants, especially in new markets;
- changes in interest rates;
- increases and decreases in average weekly sales and same store sales;
- macroeconomic conditions, both nationally and locally;
- changes in consumer preferences and competitive conditions;
- increases in infrastructure costs; and
- fluctuations in commodity prices.

Accordingly, results for any one fiscal period or year are not necessarily indicative of results to be expected for any other fiscal period or year and our results for any particular future period may decrease compared to the prior period. In the future, operating results may fall below the expectations of investors. In that event, our valuation would likely decrease.

Our success depends on our ability to compete with many other restaurants.

The restaurant industry in general, and the quick service ("*QSR*") and fast casual ("*Fast Casual*") categories in particular, are intensely competitive, and we compete with many well-established restaurant companies on the basis of food taste and quality, price, service, value, location, convenience, management, hourly employees and overall customer experience. Our competitors include individual restaurants and restaurant chains that range from independent local operators to well-capitalized national and regional restaurant companies, as well as dine-in, carry-out and delivery services offering other types of food.

Some of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the restaurant industry better than we can. Other competitors are local restaurants that in some cases have a loyal guest base and strong brand recognition within a particular market. As our competitors expand their operations or as new competitors enter the industry, we expect competition to intensify. Should our competitors increase their spending on advertising and promotions, or if their advertising and promotions are more effective, we could experience a loss of customer traffic to our competitors and a material adverse effect on our results of operations.

We also face the risk that new or existing competitors will copy our business model, menu options, presentation, or ambiance, among other things. Consumer tastes, nutritional and dietary trends, traffic patterns, and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. If we are unable to compete effectively, it could decrease our traffic, sales and profit margins, which could materially adversely affect our business, financial condition, and results of operations.

You should not rely on past increases in our same store sales or our average unit volume ("AUV") as an indication of our future results of operations because they may fluctuate significantly.

A number of factors have historically affected, and will continue to affect, our same store sales and AUV, including, among other factors, (i) competition; (ii) consumer trends and confidence; (iii) our ability to execute our business strategy effectively; (iv) unusually strong initial sales performance by new restaurants; and (v) regional and national macroeconomic conditions.

The level of same store sales is a critical factor affecting our ability to generate profits because the profit margin on same store sales is generally higher than the profit margin on new restaurant sales.

Our expansion into new and existing markets may present increased risks.

Some of our new restaurants are planned for markets where there may be limited or no market recognition of our brand. Those markets may have competitive conditions, consumer tastes and discretionary spending patterns that are different from those in our existing markets, and we may encounter well-established competitors with substantially greater financial resources than us. As a result, those new restaurants may be less successful than restaurants in our existing markets. We may need to build brand awareness in new markets through greater investments in advertising and promotional activity than we originally planned, which could negatively impact the profitability of our operations in such new markets. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. In addition, we may have difficulty finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Restaurants opened in new markets may also have lower AUVs than restaurants opened in existing markets and may take longer to, or fail to, ramp up and reach expected sales and profit levels. Additionally, new markets may have higher rents and labor rates. These factors could negatively impact our unit economics and overall profitability.

We also intend to continue opening new restaurants in our existing markets as a core part of our growth strategy. As a result, the opening of a new restaurant in or near markets in which our restaurants already exist could adversely affect the sales of our existing restaurants.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. We are subject to prevailing market conditions and remain susceptible to volatility in food costs. Any increase in the prices of the ingredients most critical to our menu, particularly chicken and rice, could materially adversely affect our operating results. If there is a significant rise in the price of chicken or rice, and we are unable to successfully adjust menu prices or otherwise make operational adjustments to account for these higher prices, our operating results could be adversely affected. For example, chicken accounted for approximately 34% of our food costs in fiscal years 2019 and 2020. A hypothetical 10% increase in the cost of chicken for fiscal year 2020 would have increased cost of sales by approximately $187,000 for fiscal year 2020.

Food costs may also increase as a result of factors beyond our control, such as inflation, general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. Additionally, avian influenza, or similar poultry-related diseases, may negatively affect the supply chain by increasing costs and limiting availability of chicken. As a result, we may not be able to anticipate or successfully react to changing food costs, including the price of chicken or rice by adjusting our purchasing practices, increasing our menu prices to pass along commodity price increases to our customers or making other operational adjustments, which could materially adversely affect our operating results.

Cyber incidents or deficiencies in cybersecurity could negatively impact our business by causing data loss, a disruption to our operations, a compromise or corruption of confidential or personal information, damage to our employee and business relationships and reputation, and/or litigation and liability, all of which could subject us to loss and harm our brand.

As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. Additionally, there has been an increase in data integration and complexity of our technology systems. The use of electronic payment methods and the collection and storage of personal information from individuals expose us to increased risk of cyber incidents, privacy and/or security breaches, and other risks. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting, and storing such information. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain in compliance with those laws and regulations.

Third parties with whom we do business have experienced cyber incidents and security breaches in which confidential or personal information could have been stolen and we, our contractors and third parties with whom we do business may experience cyber incidents and security breaches in which confidential or personal information is stolen in the future. Third parties may have the technology or know-how to breach the security of confidential or personal information collected, stored or transmitted by us, and our security measures and those of third parties with whom we do business, including technology vendors, solution providers, software manufacturers and supply chain vendors, may not effectively prohibit others from obtaining improper access to this information. Third parties also may be able to develop and deploy viruses, worms and other malicious software programs, such as ransomware, that attack our and third parties with whom we do business's systems or otherwise exploit any security vulnerabilities. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, technology, new tools, and other developments may increase the risk of such a breach. If a person is able to circumvent the security measures of our business or those of other third parties, he or she could destroy or steal valuable information or disrupt the operations of our business. In addition, our contractors or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate confidential information and may purposefully or inadvertently cause a breach involving such information. Furthermore, due our lack of a corporate headquarters, our directors and officers work remotely. Remote working, particularly for an extended period of time, could increase certain risks to our business, including an increased risk of cybersecurity events, vulnerability of our systems and improper dissemination of confidential or personal information, if our physical and cybersecurity measures or our corporate policies are not effective. The costs to us to eliminate any of the foregoing cybersecurity vulnerabilities or to address a cyber incident could be significant and have material adverse impact on our financial condition, results of operations and cash flows.

If our employees or vendors fail to comply with applicable laws, regulations, or contract terms, and this information is obtained by unauthorized persons, used inappropriately, or destroyed, it could adversely affect our reputation, could disrupt our operations and result in costly litigation, judgments, or penalties resulting from violation of laws and payment card industry regulations. Any such claim or proceeding could cause us to incur significant unplanned expenses and significantly harm our reputation, which could have a material adverse impact on our financial condition, results of operations and cash flows. A cyber incident could also require us to provide notifications, result in adverse publicity, loss of sales and profits, increase fees payable to third parties, and result in penalties or remediation and other costs that could materially adversely affect the operation of our business and results of operations. In addition, our cyber liability coverage may be inadequate or may not be available in the future on acceptable terms, or at all, and defending a suit, regardless of its merit, could be costly and divert management's attention.

Our increasing reliance on debit or credit cards for payment increases the risk of regulatory compliance and security breaches, which could materially adversely impact our business or results of operations.

More than 80% of our restaurant sales are paid by credit or debit cards. In connection with credit or debit card transactions in-restaurant, we collect and transmit confidential information to card processors. The systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payments themselves, all of which can put electronic payment at risk, are determined and controlled by the payment card industry, not by us, through enforcement of compliance with the Payment Card Industry - Data Security Standards (as modified from time to time, "***PCI DSS***"). We must abide by the PCI DSS in order to accept electronic payment transactions. If we fail to abide by the PCI DSS, we could be subject to fines, penalties or litigation, which could adversely impact our results of operations. Furthermore, the payment card industry is requiring vendors to become compatible with smart chip technology for payment cards, or EMV-Compliant, or else bear full responsibility for certain fraud losses, referred to as the EMV Liability Shift. To become EMV-Compliant, merchants often utilize EMV-Compliant payment card terminals at the POS and obtain a variety of certifications. We may become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents.

Changing regulations relating to privacy, information security and data protection could increase our costs and affect or limit how we collect and use personal information.

The federal government and the states in which we operate are increasingly adopting or revising privacy, information security, and data protection laws and regulations that could have a significant impact on our current and planned privacy, data protection, and information security-related practices, our collection, use, sharing, retention, and safeguarding of consumer and/or employee information, and some of our current or planned business activities. These include rules and regulations promulgated under the authority of the FTC, the Health Insurance Portability and Accountability Act of 1996, federal and state labor and employment laws, state data breach notification laws and state privacy laws. Many of these laws and regulations provide consumers and employees with a private right of action if a covered company suffers a data breach related to a failure to implement reasonable data security measures. The legal framework around privacy issues is rapidly evolving, as various federal and state government bodies are considering adopting new privacy laws and regulations. These laws and regulations could result in significant limitations on or changes to the ways in which we can collect, use, host, store, or transmit personal information and other data. Compliance with privacy, data protection, and information security laws to which we are subject could result in additional costs, and our failure to comply with such laws could result in potentially significant regulatory investigations or government actions, penalties or remediation, and other costs, as well as adverse publicity, loss of sales and profits, and an increase in fees payable to third parties. Each of these implications could materially adversely affect our revenues, results of operations, business, and financial condition.

We rely on computer systems to process transactions and manage our business, and a disruption or a failure of such systems or technology could harm our ability to effectively manage our business.

Network and information technology systems are integral to our business. Our systems are critical to our ability to accurately track sales. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, computer, network and telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive software, worms, improper usage by employees and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities.

In addition, such events could result in a need for a costly repair, upgrade or replacement of systems. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability which could materially affect our results of operations.

It is also critical that we establish and maintain certain licensing and software agreements for the software we use in our day-to-day operations. A failure to procure or maintain these licenses could have a material adverse effect on our business operations.

There are risks associated with our increasing dependence on digital commerce platforms to maintain and grow sales, and limitations, disruptions or unavailability of our digital commerce platforms, or our ability to distribute our app, could harm our ability to compete and conduct our business.

Customers are increasingly using e-commerce websites and apps, like hawaiianbros.com and our mobile ordering application, to order and pay for our products and select optional delivery and curbside services. As a result, we are increasingly reliant on digital ordering and payment for such sales, and portions of our digital commerce platforms depend on third party services, including cloud-based technologies and platforms. Our apps and other digital ordering and payment platforms could be damaged or interrupted by power loss, technological failures, cyber-attacks, other forms of sabotage or acts of God. In addition, the availability, distribution and functionality of our apps and updates to our apps are dependent on mobile app stores and their related policies, terms and conditions. Because we rely on digital orders for a significant portion of our sales, any limitations in functionality, interruptions or unavailability of any of our digital ordering or payment platforms could limit or delay customers' ability to order through such platforms. Further, if our digital ordering and payment platforms do not meet customers' expectations in terms of security, speed, attractiveness, or ease of use, customers may be less inclined to return to such platforms. Any such limitation, damage, interruption or unavailability of our digital commerce platforms or failure of those platforms to meet customers' expectations could materially adversely affect our sales and our results of operations and financial condition.

Any failure by our third-party delivery providers to provide timely and reliable delivery services may materially adversely affect our business and reputation.

Delivery services are available at all Hawaiian Bros restaurants throughout the United States. Interruptions or failures in delivery services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our delivery providers, such as inclement weather, natural disasters, transportation disruptions, sabotage by an outside party, civil protests or labor unrest. In addition, changes in business practices of our delivery providers and governmental regulations could materially adversely impact delivery services and/or profitability.

If our products are not delivered on time and in safe and proper condition, customers may refuse to accept our products and have less confidence in our services, in which case our business and reputation may suffer. If our third-party delivery service providers fail to follow the quality standards or other terms that they agreed to with us, it could result in harm to our business and reputation and could force us to pursue arrangements with alternative delivery service providers, which could result in an interruption to our delivery services. These factors may materially adversely impact our sales and our brand reputation. We also incur additional costs associated with delivery orders, and it is possible that these orders could cannibalize more profitable carry-out or in-restaurant orders.

Our business activities subject us to litigation risk that could subject us to significant money damages and other remedies or by increasing our litigation expense.

We may, from time to time, be the subject of complaints or litigation, including customer claims, class-action lawsuits, personal-injury claims, environmental claims, intellectual property claims, employee allegations of improper termination and discrimination and claims related to violations of laws, such as the Americans with Disabilities Act of 1990 ("***ADA***"), religious freedom laws, the Fair Labor Standards Act, other employment-related laws, the Occupational Safety and Health Act, the Employee Retirement Income Security Act of 1974, as amended, advertising laws. Each of these claims may increase our costs.

Regardless of whether any claim brought against us in the future is valid or whether we are liable, such a claim would be expensive to defend and may divert time, money and other valuable resources away from our operations and, thereby, hurt our business. In addition, adverse publicity resulting from such allegations may materially adversely affect us and our brand, regardless of whether these allegations are valid or whether we are liable. A substantial judgment against us or one of our subsidiaries could materially and adversely affect our business and operating results. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to any of these or other matters. A substantial judgment, or judgment or other liability in excess of our insurance coverage, resulting from claims could materially adversely affect our business and results of operations.

Macroeconomic conditions could adversely affect our ability to increase sales at existing restaurants or open new restaurants.

Recessionary economic cycles, higher fuel and other energy costs, lower housing values, low consumer confidence, inflation, increases in commodity prices, higher interest rates, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect discretionary consumer spending could adversely affect our revenue and profit margins and make opening new restaurants more difficult. Our customers may have lower disposable income and reduce the frequency with which they dine out during economic downturns. This could result in fewer transactions and reduced transaction size or limitations on the prices we can charge for our menu items, any of which could reduce our sales and profit margins. Also, businesses in the shopping vicinity in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could, in turn, further negatively affect customer traffic at our restaurants. All of these factors could have a material adverse impact on our results of operations and growth strategy.

In addition, negative effects on our and existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease obligations owed to us. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. The development of new restaurants may also be adversely affected by negative economic factors affecting developers and potential landlords. Developers and/or landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to instability in the credit markets and declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new restaurants. Furthermore, other tenants at the properties in which our restaurants are located may delay their openings, fail to open or cease operations. Decreases in total tenant occupancy in the properties in which our restaurants are located may affect customer traffic at our restaurants.

If any of the foregoing affect any of our landlords, developers and/or surrounding tenants, our business and results of operations may be adversely affected. To the extent our restaurants are part of a larger retail project or tourist destination, customer traffic could be negatively impacted by economic factors affecting surrounding tenants.

Because many of our restaurants are concentrated in certain geographic areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

As of the date of this Form C, 90% of our 21 restaurants were spread across Texas (48%), Kansas (19%) and Missouri (24%). Given our geographic concentrations, economic conditions and other unforeseen events, including but not limited to negative publicity, local strikes, terrorist attacks, increases in energy prices, natural or man-made disasters, adverse weather conditions or the enactment of more stringent state and local laws and regulations in these areas, could have a disproportionate adverse effect on our business and results of operations.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in substantially higher losses than anticipated. Any substantial inadequacy of, or inability to obtain, insurance coverage could materially adversely affect our business, financial condition and results of operations.

Additionally, certain extraordinary hazards may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits.

Our failure to comply with health and safety regulations, including requirements relating to food quality or preparation, could subject us to litigation. Any litigation, including the imposition of fines or damage awards, could adversely affect our financial condition or results of operations, or could generate negative publicity or otherwise adversely affect us.

Our business is subject to various laws and regulations and changes in such laws and regulations, and/or our failure to comply with existing or future laws and regulations, could adversely affect us.

We are subject to the rules and regulations of the Federal Trade Commission (the "***FTC***"), and various existing U.S. federal, state, local, and foreign laws affecting the operation of restaurants and the sale of food, including various license and permit requirements, health, sanitation, fire, and safety standards. We may in the future become subject to regulation (or further regulation) seeking to tax or regulate high-fat foods, to limit the serving size of beverages containing sugar, to ban the use of certain packaging materials, or to require the display of detailed nutrition information. Each of these regulations would be costly to comply with and/or could result in reduced demand for our products. The failure of our restaurants to comply with applicable regulations and obtain and maintain required licenses, permits, and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would materially adversely affect our results of operations.

We may also have a substantial number of hourly employees who are required to be paid pursuant to applicable federal or state minimum wage laws. From time to time, various federal and state legislators have proposed or approved changes to the minimum wage requirements, especially for fast-food workers. These and any future similar increases in other regions in which our restaurants operate will increase the cost of labor and may negatively affect our profit margins as we may be unable to increase our menu prices in order to pass future increased labor costs on to our guests. If we increase menu prices to cover increased labor costs, the higher prices could adversely affect transactions, which could lower sales and thereby reduce our margins.

Although we require all workers in our restaurants to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the "E-Verify" program, an Internet-based, free program run by the U.S. government to verify employment eligibility, in all of our restaurants and in our corporate support office. However, use of the "E-Verify" program does not guarantee that we will successfully identify all applicants who are ineligible for employment. Unauthorized workers may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and it may be more difficult to hire and keep qualified employees. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state employment eligibility or immigration compliance laws. These factors could materially adversely affect our business, financial condition or results of operations.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state, local and foreign authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we fail to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

We believe we have built our reputation on the high quality and bold, distinctive flavors of our food, value and service, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer and our business could be adversely affected if customers perceive a reduction in the quality of our food, value or service or otherwise believe we have failed to deliver a consistently positive experience. We may also be adversely affected by customers' experiences with third-party delivery from our restaurants.

We may be adversely affected by news reports or other negative publicity, regardless of their accuracy, regarding food quality issues, public health concerns, illness, safety, injury, security breaches of confidential guest or employee information, employee related claims relating to alleged employment discrimination, wage and hour violation, labor standards or health care and benefit issues, or government or industry findings concerning our restaurants, restaurants operated by other food service providers, or others across the food industry supply chain. The risks associated with such negative publicity cannot be eliminated or completely mitigated and may materially affect our business.

The availability of information on social media platforms is virtually immediate, as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us may be posted on such platforms at any time. Information posted may be adverse to our interests and may be inaccurate, each of which may harm our performance, prospects, brand, or business. The harm may be immediate without affording us an opportunity for redress or correction. Negative publicity or incorrect information may materially adversely affect our reputation.

Food safety, food-borne illness and other health concerns may have a material adverse effect on our business.

Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe, quality food products. However, food-borne illnesses, such as salmonella, E. coli infection, or hepatitis A, and food safety issues have occurred in the food industry in the past, and could occur in the future. Any report or publicity linking our restaurants to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brand and reputation as well as our revenue and profits. Even instances of food-borne illness or food safety issues occurring solely at our competitors' restaurants could result in negative publicity about the food service industry or QSR and Fast Casual restaurants generally and adversely impact our restaurants.

In addition, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple restaurants would be affected rather than a single restaurant. We cannot ensure that all food items are properly maintained during transport throughout the supply chain and or that our employees will identify all products that may be spoiled and should not be used in our restaurants. Our industry has also long been subject to the threat of food tampering by suppliers, employees and others, such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations and brands of restaurant chains in the QSR category and could affect us in the future as well. If our customers become ill from food-borne illnesses or injured from food tampering, we could also be forced to temporarily close some restaurants. Moreover, any instances of food contamination, whether or not at our restaurants, could subject our restaurants or our suppliers to a food recall pursuant to the Food and Drug Administration Food Safety Modernization Act.

Furthermore, the United States and other countries have also experienced, and may experience in the future, outbreaks of viruses, such as COVID-19, H1N1, avian influenza, various other forms of influenza, enterovirus, SARS and Ebola. To the extent that a virus is transmitted by human-to-human contact, our employees or customers could become infected or could choose, or be advised, to avoid gathering in public places and avoid eating in restaurant establishments such as our restaurants, which could adversely affect our business.

We are vulnerable to changes in consumer preferences and regulation of consumer eating habits that could harm our business, financial condition, results of operations and cash flow.

Consumer preferences and eating habits often change rapidly and without warning, moving from one trend to another among many product or retail concepts. We depend on some of these trends, including the trend regarding away-from-home or take-out dining. Consumer preferences towards away-from-home and take-out dining or certain food products might shift as a result of, among other things, new information, attitudes regarding diet and health concerns or dietary trends related to cholesterol, carbohydrate, fat and salt content of certain food items, including our plate lunches, in favor of foods that are perceived as healthier. Our menu is currently comprised primarily of chicken and pork entrees, and a change in consumer preferences away from these offerings would have a material adverse effect on our business. Negative publicity over the health aspects of, or animal welfare or other social or environmental concerns related to, the food items we sell may adversely affect demand for our menu items and could have a material adverse effect on traffic, sales and results of operations. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences.

Regulations may continue to change as a result of new information and attitudes regarding diet and health. These changes may include regulations that impact the ingredients and nutritional content of our menu items. The federal government and a number of states, counties and cities, have enacted menu labeling laws requiring multi-unit restaurant operators to make certain nutritional information available to customers and/or legislation prohibiting the sales of certain types of ingredients in restaurants If our customers perceive our menu items to contain unhealthy caloric, sugar, sodium, or fat content, our results of operations could be adversely affected. The success of our restaurant operations depends, in part, upon our ability to effectively respond to changes in consumer preferences and eating habits, negative publicity and consumer health and disclosure regulations and to adapt our menu offerings to fit the dietary needs, preferences and eating habits of our customers without sacrificing flavor. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect customer traffic and our results of operations. Furthermore, a change in our menu could result in a decrease in existing customer traffic.

Risks Related to the Offering

The Shares are a speculative investment.

If you purchase Shares in the Offering, you may not realize your investment objectives or realize a return on your investment. You may lose your entire investment in us and you should not invest if you cannot bear this risk.

There is no public market for the Shares.

Your ability to resell or transfer the Shares is limited. As a condition of the Offering, we are requiring Investors to purchase the Shares for investment only and not with a view toward resale or distribution. No public market for the Shares exists or is likely to develop, and we do not currently intend to list any of our Shares. Your ability to resell your Shares will also be restricted by the Certificate of Incorporation and the Bylaws, as well as federal and state securities laws. As a result, Investors must be prepared to bear the economic risk of holding such Shares for an indefinite period of time and without any assurance that the Shares will generate any investment return.

The Shares will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Shares may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, Investors will only have a beneficial interest in the Shares, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. Even after the one-year holding period required by Rule 501 of Regulation Crowdfunding, the Shares may not be transferred by any Investor unless such Shares are transferred (i) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, as amended (an "*Accredited Investor*"), or (ii) to a family member (or equivalent) of the Investor, to a trust controlled by the Investor, to a trust created for the benefit of a family member (or equivalent) of the Investor or in connection with the death or divorce of the Investor or other similar circumstances. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Shares for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Shares, not legal ownership, which may make their resale more difficult as it will require coordination with Prime Trust, LLC, who will serve as the custodian and legal record holder for the Shares (the "*Custodian*").

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Investors will be required to grant an irrevocable proxy (the "*Proxy*") to the Custodian. Pursuant to the terms of the Proxy, the Custodian shall vote the Shares consistently with (i) the vote cast by the holders of the shares of Common Stock subject to the Stockholders Agreement, or if the Stockholders Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. In circumstances where a statutory right to vote is provided by state law, the Custodian, as holder of record of the Shares, will vote the Shares. Thus, Investors will not be able to participate in the election of directors of the Company or any other matter that may be brought to the vote of the stockholders of the Company.

The offering price of the Shares has been determined by our management and may not be indicative of the actual value of the Shares.

The offering price per Share has been determined by our management and may not be indicative of the actual value of the Shares. The offering price should not be considered as an indication of our actual value or the value of the Shares.

The issuance of additional securities in connection with any future offering may dilute your investment in us.

Our Certificate of Incorporation authorizes us to issue up to 49 million shares of Common Stock and one million shares of preferred stock with such rights and preferences as may be determined by our Board. Subject to compliance with applicable rules and regulations, we may issue all of these shares that are not already outstanding without any action or approval by our stockholders. We may also increase the number of authorized shares with the approval of our stockholders pursuant to a stockholder vote. In addition to making offerings of Company securities in the future, we anticipate awarding stock appreciation rights, options or restricted stock grants to our current and future employees, independent contractors and non-management directors. Additionally, we may be required to issue shares of Common Stock to the Holder upon conversion of the Convertible Note. Any future issuance of our securities could dilute the percentage ownership held by Investors who purchase Shares in this Offering.

We may modify the use of proceeds from the description of the Estimated Use of Proceeds contained in this Form C.

While the Board has set forth its plan regarding the estimated use of proceeds from the Offering, the Board reserves the right to modify the estimated use of proceeds based on changing market conditions and opportunities, and our development and future performance. The estimated use of proceeds set forth in this Form C, or as subsequently modified, as applicable, may not be beneficial to us.

Provisions of our Certificate of Incorporation and Bylaws and Delaware law might discourage, delay or prevent a change of control of our Company or changes in our management and, as a result, depress the valuation of our Company.

Our Certificate of Incorporation and Bylaws contain provisions that could discourage, delay or prevent a change in control of the Company or changes in our management that our stockholders may deem advantageous. These provisions:

- require that a special meeting may only be called by the majority of the Board, the president, the chief executive officer or, prior to the Trigger Date (as defined below), by the secretary at the request of the holders of 50% or more of the outstanding shares of Common Stock, and prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting;

- establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board;

- require that vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders;

- prohibit cumulative voting in the election of directors;

- allow the Board to make, alter, or repeal our Bylaws by the affirmative vote of a majority of the directors;

- require that changes or amendments to certain provisions of our Certificate of Incorporation or Bylaws prior to the effective date of any registration statement for the sale of shares of our stock must be approved by holders of at least two-thirds of our Common Stock;

- authorize the issuance of undesignated preferred stock, which will make it possible for our Board to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of our Company;

- authorize up to 49 million shares of Common Stock, which, to the extent unissued, could be issued without stockholder approval by the Board; and

- prohibit us from engaging in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the person became an interested stockholder, subject to certain exceptions.

Certain of these provisions, including those relating to restrictions on calling special meetings and the supermajority vote required to change certain Certificate of Incorporation and Bylaws provisions, only take effect upon the date that the Stockholders Agreement Parties cease collectively to beneficially own (directly or indirectly) more than fifty percent (50%) of the outstanding shares of Common Stock (the "***Trigger Date***").

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our Company and may prevent our stockholders from receiving the benefit from any premium to the price of our Common Stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the valuation of our Company if the provisions are viewed as discouraging takeover attempts in the future. These provisions could also discourage contests for control and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our Certificate of Incorporation includes an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against us.

The Certificate of Incorporation states that, unless we consent in writing to the selection of an alternate forum (as described above with respect to the subscription agreement for this Offering), the Court of Chancery in the State of Delaware (or if no Court of Chancery in the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or the Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine. The forum selection provision in our Certificate of Incorporation does not apply to suits arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the "***Exchange Act***").

Although the Certificate of Incorporation contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. In addition, this provision may increase a stockholder's costs to bring a claim or limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or stockholders, which may discourage such lawsuits against us or our directors, officers, employees or stockholders. Alternatively, if a court were to find this provision in the Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

This Offering has not been registered under applicable federal and state securities laws.

The Shares are being offered, and will be sold in reliance upon, an exemption from registration for crowdfunding offerings under Section 4(a)(6) of the Securities Act and Rule 100 of Regulation Crowdfunding thereunder. If we fail to comply with the requirements of the exemptions, Investors may have the right to rescind their purchase of the Shares. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to an exemption. If a number of Investors were successful in seeking rescission, we would face severe financial demands that would adversely affect us as a whole and, thus, the investment in the Shares by the remaining Investors.

The Company could potentially be found to have not complied with securities laws in connection with this Offering relating to "Testing the Waters" communications.

Prior to filing this Form C, the Company engaged in "testing the waters" communications pursuant to Rule 206 of Regulation Crowdfunding, which allows issuers to communicate with potential investors to determine whether there is interest in a crowdfunding offering. All communication sent are deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. The communications sent to Investors prior to the Offering, attached hereto as Exhibit D, may be found to have violated the requirements of Rule 206.

There has been no independent "due diligence" review of our affairs or financial condition.

The statements contained in this Form C are solely those of our management. Although we have engaged an independent accounting firm to audit our financial statements, there has been no independent "due diligence" review of our affairs or financial condition as reflected in this Form C, nor has any independent party verified the statements contained in this Form C. Prospective Investors are urged to contact our Chief Financial Officer directly with any questions about our operations at ir@hawaiianbros.com or 816-708-0400.

We may never pay dividends.

We do not intend to pay cash dividends on our Shares for the foreseeable future, and currently intend to retain any future earnings to fund the development and growth of our business. The payment of cash dividends, if any, on the Shares will rest solely within the discretion of the Board and will depend, among other things, upon our earnings, capital requirements, financial condition, and other relevant factors. We currently intend to use any revenues, as well as proceeds from any financings, to assist us in obtaining our business objectives, and not for the payment of any dividends upon our Shares.

You should consult your own tax and legal advisors concerning income tax risks.

We urge each prospective Investor to consult with his, her or its own representatives, including his, her or its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any Shares. Prospective Investors should not construe the information set forth in this Form C as providing any tax advice, and this Form C is not intended to be a complete or definitive summary of the tax consequences of an investment in the Shares.

We are required to indemnify directors and officers against certain claims, liabilities, damages, losses, costs and expenses.

Our Bylaws provide that our directors and officers and, in the sole judgment of the Board, the affiliates of our directors and officers, and their respective partners, members, officers, directors, managers, employees, agents and stockholders, shall be held harmless and indemnified by us from and against any and all claims, liabilities, damages, losses, costs and expenses that are incurred by such persons that arise out of or in connection with our affairs or in connection with our business. A successful claim for indemnification could have a material adverse effect on our financial position.

In the event of our liquidation and dissolution, assets will first be distributed to our creditors, and you may not recover all or any portion of your investment from the distribution of the remaining assets.

In the event of our liquidation and dissolution, the proceeds realized from the liquidation of our assets will be distributed only after the satisfaction of the claims of our creditors, including our lenders, management, employees, advisors and holders of the notes issued by us. Your ability to recover all or any portion of your investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. As a result, we may not distribute any assets to our stockholders upon liquidation.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other stockholders of the Company may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other stockholders, including certain stockholders who may have rights to periodic financial statements and updates from the Company.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Shares will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering, and it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to reconfirm their investment as it will be deemed to have been completed prior to the material change.

THE FOREGOING RISK FACTORS DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY. INVESTORS SHOULD READ THIS FORM C AND ITS APPENDICES IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISIONS. INVESTORS ARE ALSO URGED TO CONSULT WITH THEIR OWN LEGAL AND TAX ADVISORS BEFORE MAKING ANY INVESTMENT DECISIONS. IN ADDITION, AS THE COMPANY DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS.

BUSINESS OF THE COMPANY

Overview

Hawaiian Bros Inc. (the "***Company***," or "***Hawaiian Bros***") is a new restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that our management ("***Management***") believes has coast-to-coast appeal.

We opened our first restaurant in 2018, and have earned positive consumer reviews and driven growth due to (among other things) a unique Hawaiian food offering, a modern look and feel, a boldly simple menu, distinctive food flavors and broad consumer appeal.



Our Industry

The $1.6 trillion food industry is one of the largest consumer markets in the United States. According to the National Restaurant Association, restaurants accounted for $863 billion of that spend in 2019, surpassing grocery in aggregate consumer spending, before dropping to $659 billion in 2020 as a result of COVID-19.[4]

The restaurant industry is large and diverse, and is typically divided into five categories: QSR, Fast Casual, family dining, casual dining and fine dining. QSR and Fast Casual restaurants are referred to as "limited service" restaurants.

According to the *Nation's Restaurant News* Top 500 report (June 2021), sales among the top 500 restaurant companies in the U.S. (the "***Top 500***") totaled $305.1 billion in 2020, a decline of 4.3% compared with 2019. The Top 500 represented more than 80% of total industry sales, but limited-service categories accounted for nearly 90% of the locations in this study.

Restaurant delivery orders grew by more than 124% by the end of March 2021 over the prior year, according to market research firm NPD Group. Digital orders for takeout increased by more than 130%, and digital orders for delivery grew by more than 140% in the same period. Between June and December 2020, Top 500 companies in all categories grew their takeout and delivery sales significantly.

One of the COVID-19 Pandemic's biggest impacts was the rise of virtual restaurants created for delivery or carry-out only without any brick-and-mortar presence ("***Ghost Kitchens***"). Many of the largest full-service operators

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[4] National Restaurant Association, "*2021 State of the Restaurant Industry Report*," January 2021

embraced this model, creating wings, burger or barbecue brands that are executed out of existing restaurant kitchens or commissary-style Ghost Kitchens.

Sales at U.S. eating and drinking places are expected to increase by 10.2% in 2021 as consumers indulge a pent-up demand for restaurant experiences they were denied during the COVID-19 Pandemic, according to a forecast released by the National Restaurant Association in January 2021.

Market Opportunity

Hawaiian Bros is positioned between the QSR and Fast Casual categories, with the speed of service and drive-thru efficiency of a QSR coupled with the fresh, high-quality ingredients and higher average check typical of a Fast Casual restaurant. Our dine-in, drive-thru, takeout and delivery meals center on a streamlined menu of freshly cooked meat, rice, steamed vegetables and macaroni salad in the tradition of the Hawaiian plate lunch. Our restaurants have no freezers, fryers or microwaves.

According to Technomic's 2021 Top 500 Chain Restaurant Report, sales for the limited service chains included in the Top 500 category totaled $248.5 billion in 2020, with approximately 83%, or $205 billion, representing the QSR category, and 17%, or $43 billion, representing the Fast Casual category.

The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian and Italian.

The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian food offers an opportunity to enter the market before the competition reacts.

Our Story

The Hawaiian Islands are a world apart. The history of the islands has created a unique way of life that melds together different ethnic backgrounds, cuisines and appreciation for the natural beauty of mountains and tropical beaches that make Hawaii a popular vacation destination.


TECHNOMIC LIMITED-SERVICE SALES BY CATEGORY
Approximately 60% of sales for limited-service chains in the Technomic Top 500 are represented by just three categories:
• Burgers (35%)
• Chicken (14%)
• Pizza (11%)
TOP 500
Fast Casual/ Quick Service Restaurants
14% CHICKEN
35% BURGER
12% SANDWICH
11% PIZZA
9% MEXICAN
7% OTHER
12% COFFEE/CAFÉ
Source: Technomic's 2021 Top 500 Chain Restaurant Report

Growing up in Eugene, Oregon, brothers Cameron and Tyler McNie (the "***Founders***," or the "***McNies***") fell in love with the island way of life and wanted to share their passion for the food and traditions of Hawaii with the mainland. With 15 years of experience working in their family's Hawaiian grill business on the West Coast, where Hawaiian food is very popular, the McNies had always wanted to put their own spin on the plate lunch. In 2018, the McNies did just that by creating their own concept: Hawaiian Bros Island Grill.



Cameron and Tyler McNie, co-founders

In 2017, Cameron and Tyler reconnected with childhood friends, Paul and Joel Worcester, who had relocated to Kansas City to start a real estate business.

While the Worcesters were happily settled in Kansas City, they found they missed the Hawaiian plate lunch that was so popular in their home town.

They had a bold proposal for Cameron and Tyler: *"Move to Kansas City, and we'll give you the funding to start a Hawaiian plate lunch restaurant business here."*

After a few trips to Kansas City to scout business locations, the four principals selected a location in Belton, Missouri. The Worcesters bought the building, and the McNies were in business. Inspired by two sets of

brothers who were passionate about the Hawaiian plate lunch, the Hawaiian Bros brand was born. With the support and backing of their partners, the McNies worked to bring their dream to life. The first store opened in Belton, Missouri in February 2018, and we have been growing ever since.

 

Joel and Paul Worcester, co-founders

Operations

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, Management works to create volume capacity and establishes clear benchmarks for best-in-class operations.

Management has optimized operations on multiple fronts:

- A simplified menu results in faster orders and lower supply chain costs.
- Efficient cooking and prep processes increases speed of delivery.
- Redesigned drive-thru, online ordering and delivery processes decrease wait times and enhance the customer experience.
- A new, modular kitchen allows for streamlined execution.



Aerial view of our Lee's Summit, MO location on opening day. The line of cars in the drive-thru wrapped around the building and out onto the highway.


Island
Comfort Food
At Hawaiian Bros, we treat everyone like family. That means our menu has generous portions of traditional Hawaiian fare.

While the motivation to improve is to enable growth, it is equally important to our culture and vision to treat customers like Ohana…family.

We welcome customers from all walks of life, and part of sharing a friendly, casual meal with Ohana means being intentional about creating a differentiating environment of ease, kindness and appreciation for customers and employees.

Real Estate Development

In order to grow quickly and establish first-to-market leadership in key markets, we have focused on selecting ideal sites for our new restaurants. We have developed a sophisticated real estate development process based on leading industry practices used by larger national chains.

The real estate development process involves five key phases: strategic planning, development planning, market planning, effective site selection and new restaurant openings.


1.0 Strategic Planning
2.0 Development Planning
3.0 Market Planning
4.0 Site Selection
5.0 New Restaurant Opening

The team began with a clearly defined Company strategy and three-year development plan, including new unit growth targets by market. The plan for each target market is then developed, including the selection of experienced broker partners and a prioritized set of trade areas where new restaurants will be placed.

Site Selection and New Restaurant Openings

We have developed a set of systems to support each phase of the site selection process. These systems include industry-leading tools to review markets and trade areas that provide information about population, traffic, demographics, income and competitor data. The team also uses leading-edge mobile geolocation data to evaluate actual traffic patterns and forecast sales, further validating selected sites.

All sites are tracked through a Customer Relationship Management ("***CRM***") application that allows us to easily store and retrieve key information and documents for each site, and track each site through the entire process.

Following extensive due diligence and lease negotiations, the team uses a proven new restaurant opening plan managed by an experienced project management and construction management team to successfully and timely open new restaurants.

Using this approach, we have established a strong pipeline of premier sites with high visibility, traffic and population density and easy access. Although the COVID-19 Pandemic has negatively impacted the restaurant industry as a whole, due to COVID-19 Pandemic-related restaurant market circumstances, we are in a position to take advantage of this opportunity by picking up new sites and hiring experienced employees. In Dallas alone, we have identified more than 30 such premier sites where other brands have faltered, creating an opportunity for us to expand. We are currently engaged in multiple lease negotiations, and we are on track to meet our 2021 development goal to open 16 to 21 new locations in 2021 (including the 14 locations already opened in 2021 as of the date of this Form

C). We are also currently working on market planning for additional target markets, including selecting broker partners and evaluating the potential of each market.

Typical costs to develop a Traditional location, including pre-opening costs, range from approximately $1.5 million to $2.6 million, excluding the land value.

Each location is owned by a separate wholly-owned subsidiary of the Company. We expect to continue to use this structure going forward for Company-owned locations.





Our Shawnee, KS location, which opened in March 2021

Ghost Kitchens

We initiated a limited test of Ghost Kitchens in May 2020, as part of a multi-year plan to evaluate the viability of the various types of Ghost Kitchens currently available. Each location features different customer ordering and delivery methods in a variety of defined trade areas.

This test includes five locations, of which four are currently open, with a fifth location scheduled to open in late 2021. Ghost Kitchen sales are generally lower than those of traditional brick-and-mortar ("***Traditional***") locations. However, they require a significantly lower capital investment (typically ranging from $75,000 to $100,000) and offer short-term leases, usually ranging from 12 to 24 months.

Ghost Kitchens are an intentional and closely monitored component of the company's research and development process. Early results suggest Ghost Kitchens offer a number of potential opportunities for future development, which we will continue to evaluate throughout the terms of each lease.

Expansion to New Markets

As of the date of this Form C, we have 23 locations, consisting of 19 Traditional locations and four Ghost Kitchens, in four states:

Location	Number of Traditional Locations	Number of Ghost Kitchens
Illinois	0	2

Kansas	4	0
Missouri	5	0
Texas	10	2
TOTAL	**19**	**4**

For the remainder of 2021, we intend to open between one and six new Traditional locations and one new Ghost Kitchen. Markets targeted for the remainder of 2021 include the Dallas-Fort Worth, Kansas City and Houston metropolitan statistical areas ("*MSAs*"). By the end of 2021, we expect to have between 25 and 30 locations in five states.

We currently own and operate all of the restaurants associated with our brand. In the future, we may seek to realize the benefits of franchising and franchise certain of our restaurants pursuant to agreements with third-party franchisees. The opening of franchised restaurants would depend, in part, upon the availability of prospective franchisees who meet our criteria.

Hawaiian Bros has designed a prototype capable of handling high sales volumes, with recognizable curb appeal and an appealing brand aesthetic.



A look inside our newly opened Shawnee, KS location.

People Development

In order to grow, we have adopted procedures that enable managers to hire, train and staff restaurants efficiently. We have implemented a new online recruiting and interviewing process that allows us to screen candidates and make better hiring decisions compared to traditional in-store interviews that are time consuming and can be awkward for candidates. The Hawaiian Bros culture is people first. In a word, Ohana. This culture derives from the core beliefs and family values of the Founders. Treating people well is the right thing to do, with a fun, Hawaiian flair. Ohana is the culture we are seeking to create in every store. Ohana is not just a word. We strive to base everything we do on the core value of Ohana. Because the restaurant industry is a high turnover business that relies on many hourly workers, we put a lot of thought into how to engage, retain and reward team members. What that means for employees is competitive pay and benefits, which include paying 100% of health insurance premiums for our salaried managers and their family members, as well as a manager bonus plan that emphasizes the customer experience over traditional sales and profit metrics. Management views this approach as putting family first, which we believe enhances retention.

Staffing

We work to ensure that a strong team of territory and general managers is in place prior to opening a new restaurant, and we have a well-defined process to hire for new restaurants as those restaurants are opened. Our hiring process ensures each restaurant has the right number of people to do the job on day one of each opening and beyond.

By planning and monitoring restaurant-level staffing, we can optimize labor allocation throughout the day based on analytics that predict volume. The staff planning and monitoring results in better customer service at peak times and reduces staffing during slower periods where fewer resources are needed.

Information Technology

Great food and service are best paired with great technology. We embrace technology and have implemented an integrated and scalable set of restaurant systems, corporate systems and guest applications as a foundation for growth.

We use technology to connect with guests, and we have established a strong following on social media and through our customer-facing website and app. Information technology ("*IT*") systems in the restaurants allow us to maintain efficient guest service and monitor performance in real time. Our IT systems include point-of-sale, digital menu boards, drive-thru, kitchen displays, inventory and labor. These systems, combined with restaurant mobile applications, support key functions including operations checklists and food safety. With these tools, managers can monitor sales and ticket times online, and make adjustments based on volume to ensure great service.

At the corporate level, additional systems are used for core accounting, human resources, payroll, CRM and reporting functions. We have also made significant investments in technology-based hiring, training and retention tools. These corporate systems include online recruitment, hiring and talent management platforms, as well as an extensive eLearning program with interactive content that facilitates a quick training process.



The Hawaiian Bros website allows customers to place carry-out or delivery orders directly from their phone or computer.

Our customer-facing screens (website and mobile app) have been designed to be engaging, interactive and rewarding. Our IT powers online ordering, social media interactions and customer review sites. The Hawaiian Bros mobile application is simple and sleek, reflecting the brand and making it easy for guests to order food, apparel and gift cards online. Guests can also earn points and redeem rewards through the One Ohana loyalty program. We have integrated with leading delivery service providers, like DoorDash®, Grubhub®, Postmates® and Uber Eats®, making it easy for guests to choose dine-in, carry out or delivery.

We have an experienced IT leadership and project management team responsible for developing, managing and expanding technology capabilities as the organization grows. Our systems and data are managed on a scalable infrastructure, and an IT roadmap is driving future Company initiatives.



Our new ordering kiosks, which replace the traditional order counter

Supply Chain

We have emphasized the development of an effective supply chain since inception, with key objectives to reduce food cost, one of the two largest expense items for restaurants (along with labor cost), while ensuring quality, food safety and continuity of supply.

To accomplish these goals, we made a strategic decision to outsource our Supply Chain management program to a trusted partner with deep restaurant industry experience, Broadventure LLC, to reduce food, beverage and packaging costs and the cost of developing new restaurants. We have established favorable price agreements with Sysco Corporation (our primary food distributor) and PepsiCo,

Inc., which include discounts typically reserved for much larger customers. We have negotiated supplier price agreements with trusted suppliers to produce proprietary products, including macaroni salad, teriyaki sauce and barbecue sauce.

To reduce the cost of new restaurant openings, we have:

- Established agreements with architecture and engineering partners that reduce the cost of architectural plans;
- Implemented a general contractor bid process to ensure competitive construction costs;
- Generated a request for proposal ("**RFP**") to equipment distributors, which resulted in a 20% reduction in the cost of standard kitchen equipment packages.

The Supply Chain team is also working with architecture and engineering partners to value engineer buildings and is seeking to enter into supplier agreements for key construction materials, trims, furniture and fixtures. These programs aim to reduce capital spend per new restaurant opening which, in addition to food cost savings, can be used to fund future growth.

The Supply Chain program is designed to grow as we grow. A phased approach has been established to negotiate supplier and distributor programs across all product and service categories, which will eventually lead to further agreements with local restaurant suppliers for items such as linens, cleaning and utilities.

As we achieve larger scale, a logistics program will be implemented to optimize freight between key suppliers and distributors in each market. Once each category has been brought into the Supply Chain program, we will then manage periodic RFPs to decrease costs and increase supplier performance.

Marketing

An effective marketing program begins with a clearly articulated strategy to drive business results. That strategy, for us, is to drive awareness and stimulate trial. We have engaged multiple agency partners to help with the development and execution of our strategic marketing plan, which primarily includes use of social media and targeted digital marketing to connect with our guests.

The Brand

The Aloha Spirit is central to the Hawaiian Bros brand, from hiring and onboarding, to benefits, pay and the guest service philosophy. *Aloha* is the word used to say both hello and goodbye in Hawaiian, but it means much more. It is a sign of affection, harmony with the world and regard for all beings. We aspire to reflect the Aloha Spirit in its brand identity and customer interactions.

"Aloha is more than a word of greeting or farewell or a salutation. Aloha means mutual regard and affection and extends warmth in caring with no obligation in return. Aloha is the essence of relationships in which each person is important to every other person. Aloha means to hear what is not said, to see what cannot be seen and to know the unknowable." - Maui elder and linguist, Pilahi Paki

Using a combination of customer insight and interviews with the Founders, we have determined the key elements of our brand:

- Brand Mission, Vision, Values
- Brand Positioning and Voice
- Visual Identity (logo, font, color palette)

Hawaiian Bros Brand Values

HAWAIIAN BROS CORE VALUES

These are non-negotiables of how we conduct our business. These are the pillars that will support and sustain the unique culture that will make us successful.

OHANA

Nothing is more important than doing what is right for our families. Our number one priority is to make sure our employees are in the best possible position to provide for their loved ones and achieve a healthy work life balance.

THE ALOHA SPIRIT

Aloha is sincere, gracious and kind service. In this way, every team member is important to creating Aloha with each other and with guests. You are worthy of respect and care, with unique talents and gifts. Simply bring your best self to your work.

HONOR

We will be honorable and ethical in the way we treat everyone, whether that's our team members, our suppliers or our guests.

INCLUSION

We are a melting pot and a company where success comes to anyone who is open to it and anyone willing to work hard for it.

PERSONAL GROWTH

Every person who works with us, even for a short time, should come away from the experience better for it, professionally and personally.

GRATITUDE

Cultivate meaningful connections. Choose to see the good in people. Spend time in the natural world. Live in the present moment – appreciate, and be thankful for it.



Product and Pricing

In Hawaii, the humble plate lunch is comfort food you share with your *Ohana*, or family.


HUMBLE BEGINNINGS TO GLOBAL APPEAL
THE HAWAIIAN PLATE LUNCH
The tradition of the plate lunch dates back to the 1880s when Hawaiian pineapple and sugar plantations grew to meet world-wide demand. Many workers migrated to Hawaii to tend the fields, bringing with them cuisines that fused traditional Asian flavors with new ones from the Hawaiian Islands – particularly pineapple.
By the 1950s, food trucks and roadside stands were serving the Hawaiian Plate Lunch, featuring sweet and savory proteins paired with rice. The meal continued to evolve with Western influences to include macaroni salad.
The plate lunch became a staple for native Hawaiians and visitors alike – and continues to grow in popularity on the mainland today.

With only six key menu items (plate lunches), two sides and two dessert options, our laser-focused menu keeps food costs low and profitability high.

The staple components of the Hawaiian plate lunch are dark meat chicken, pork, white rice and macaroni salad. Fewer food components results in lower supply costs compared to other restaurants with a more extensive menu.

Our locations open at 11:00 am and generally close between 11:00 pm and 1:00 am, and are open seven days a week. For the period from December 28, 2020 through July 11, 2021, lunch sales (all sales between 11:00 am and 4:00 pm) represent approximately 41% of our sales, with dinner sales (all sales after 4:00 pm) representing the remaining 59%.

In terms of pricing, we evaluate each new market before entry, benchmark against competitors, and adjust prices accordingly. Our "Classic" sized entrees are priced between $9 and $11 for non-delivery orders.



FRESH, SWEET AND SAVORY
A FOCUSED MENU
The Hawaiian Bros menu adheres to a simple principle: do few things, but do them extremely well. They're committed to offering authentic Hawaiian fare – and only authentic Hawaiian fare, prepared with care and precision.
The McNie brothers learned the secrets to creating Hawaiian cuisine straight from the source and proceeded to perfect it over time. The result is an incredible blend of fresh, sweet and savory flavors that you'll be hard pressed to find outside of the islands.
Huli Huli Chicken
Molokai Chicken
Honolulu Chicken
Luau Pig
Seasoned Vegetables
Kilauea Chicken
Pacific Island Salad
Steamed Rice
Macaroni Salad
Fresh Pineapple
Spam Musubi
Dole Soft-Serve

The menu is focused on our unique food offerings and highlights the quality meals and simple desserts offered at Hawaiian Bros.



In addition to the plate lunch, we offer a sweet ending to the plate lunch with the taste of fresh pineapple or a frozen cup of Dole Soft-Serve, a Hawaiian dessert not widely available on the mainland.

Loyalty Program



The One Ohana Loyalty Program is in its infancy, initiated in late 2020, and already has approximately 40,000 members. Customers can download an app to earn rewards for their purchases, including entry into a monthly drawing for a free trip to Hawaii.

Gift Cards



We sell gift cards at our restaurants, online and in partnership with national retailers like Sam's Club and Costco. Our gift cards do not have expiration dates, and we do not deduct non-usage fees from outstanding gift card balances. Historically, the majority of gift cards are redeemed within one year.

Employees

As of October 31, 2021, we had a total of 1,998 employees, of whom 436 are full-time employees.

Competition

We believe we compete primarily on the basis of the following:

- Food taste and quality
- Unique product offerings
- Compelling guest experience
- Speed of service

The following is a description of the competitive landscape for our business.

The restaurant industry is highly competitive and well defined, with categories that include QSR, Fast Casual, Casual Dining, Family Dining and Fine Dining based on service model and food quality. We are positioned between the QSR and Fast Casual categories, with some aspects of a QSR, such as speed of service, drive-thru and a streamlined menu; and other compelling qualities more characteristic of Fast Casual, such as fresh, higher-quality food, limited but friendly service and a higher average check.

Within those categories, brands are generally aligned on menu offerings. Existing restaurants in these categories primarily offer burgers, chicken, sandwiches, pizza or Mexican food. Approximately 60% of the sales for limited service (QSR and Fast Casual) chains in Technomic's 2021 Top 500 are represented by just three categories – burgers, chicken and pizza.

We believe we primarily compete with Fast Casual and QSR restaurants such as Chick-Fil-A, Chipotle and Panera. Many of our direct and indirect competitors are well-established national, regional or local chains. We also compete with many restaurant and retail establishments for site locations and restaurant-level employees.

Seasonality

Our business is subject to slight seasonal fluctuations that impact sales from period to period. Year-over-year and period-to-period results may also be impacted by the number and timing of new restaurant openings. Additionally, given our use of a fiscal calendar, there may be some fluctuations between periods due to holiday shifts in the calendar year. Additionally, the COVID-19 Pandemic may have an impact on consumer behaviors and customer traffic that may result in temporary changes in the seasonal fluctuations of our business.

Intellectual Property

Our ability to protect our intellectual property rights, including our website, logo and other branding elements and trade dress, will be an important factor in the continued growth and success of our business. We will continue to seek to protect our intellectual property rights through a combination of trademark, copyright and trade secret protection, and other intellectual property protections under applicable law. We have registered domain names, trademarks and service marks in the United States, and we have sought to protect and avoid disclosure of our intellectual property through appropriate agreements.

Application or Registration No.	Title	Description	Filing Date	Grant Date	Country
Reg. No. 5,735,653	HAWAIIAN BROS	Trademark Registration	10/04/17	04/23/19	USA
Reg. No. 5,791,703	Hawaiian Bros Island Grill and Design 	Trademark Registration	04/18/18	07/02/19	USA
Reg. No. 5,791,712	H. Bros and Design	Trademark Registration	04/19/18	07/02/19	USA
Reg. No. 6,163,257	Hawaiian Bros and Design	Trademark Registration	03/12/20	09/29/20	USA
Reg. No. 6,382,084	Hawaiian Bros Island Grill and Design	Trademark Registration	06/22/20	06/08/21	USA
Application Serial No. 90/620,891	ALOHA SPIRIT	Pending Trademark Application	04/02/21	n/a – pending	USA
Application Serial No. 90/620,883	Design (pineapple)	Pending Trademark Application	04/02/21	n/a – pending	USA
Application Serial No. 90/620,901	EAT HAWAIIAN	Pending Trademark Application	04/02/21	n/a - pending	USA

Governmental/Regulatory Approval and Compliance

This section summarizes some relevant provisions of the principal statutes, regulations, and other laws that may apply to us. The descriptions, however, are not complete and are qualified in their entirety by the full text and judicial or administrative interpretations of those laws and other laws that may affect us.

We are subject to various federal regulations affecting the operation of our business. In addition, state, federal and foreign governments may adopt new laws and regulations applicable to our business. We are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act, and various other federal and state laws governing matters such as minimum wage requirements, overtime, fringe benefits, workplace safety and other working conditions and citizenship requirements. We typically pay our team members above minimum wage. Past increases in the minimum wage have increased our labor costs, as would future increases. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

We are subject to extensive and varied state and local government regulation affecting the operation of our business, including regulations relating to public and occupational health and safety, sanitation and fire prevention.

Each restaurant is subject to licensing and regulation by a number of governmental authorities, including with respect to zoning, health, safety, sanitation, nutritional information disclosure, environmental, and building and fire safety, in the jurisdiction in which the restaurant is located.

Facilities

We do not own any real property. As of the date of this Form C, we had a total of 19 Traditional locations and four Ghost Kitchens in the following locations:

Location	Number of Traditional Locations	Number of Ghost Kitchens
Illinois	0	2
Kansas	4	0
Missouri	5	0
Texas	10	2
TOTAL	**19**	**4**

Initial lease terms for our Traditional locations are generally 10 to 15 years, with the majority of the leases providing for an option to renew for at least two five-year terms. Initial lease terms for our Ghost Kitchen locations are generally one year, with the majority of the leases providing for an option to renew for additional one-year terms. All of our leases require only fixed annual rent, with specified periodic increases. Generally, the leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent.

Legal Proceedings

There are not presently any material legal proceedings to which we are a party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Our chief financial officer, Terry Harryman, served as chief financial officer of Houlihans's Restaurants, Inc. ("*Houlihan's*") from July 2018 until the Company's sale in December 2019 to Landry's Inc. On November 14, 2019, Houlihan's filed for Chapter 11 bankruptcy in connection with its sale to Landry's.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis should be read together with our consolidated financial statements and the related notes appearing elsewhere in this Form C. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under "RISK FACTORS" and elsewhere in this Form C. This Management's Discussion and Analysis and the consolidated financial statements and comparative information have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**").*

Overview

Description of the Business

Hawaiian Bros Inc. (the "**Company**," or "**Hawaiian Bros**") is a new restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that we believe has coast-to-coast appeal. As of July 11, 2021, we operated 17 restaurants across four states.

We opened our first restaurant in 2018, and have earned positive consumer reviews and grown rapidly due to (among other things) a unique Hawaiian food offering, a modern look and feel, a boldly simple menu, distinctive food flavors and broad consumer appeal.

Hawaiian Bros is positioned between the quick service ("**QSR**") and fast casual ("**Fast Casual**") categories, with the speed of service and drive-thru efficiency of a QSR coupled with the fresh, high-quality ingredients and higher average check typical of a Fast Casual restaurant. Our dine-in, drive-thru, takeout and delivery meals center on a streamlined menu of freshly cooked meat, rice, steamed vegetables and macaroni salad in the tradition of the Hawaiian plate lunch. With only six key menu items (plate lunches), two sides and two dessert options, our laser-focused menu keeps food costs low and restaurant-level margins high.

Impact of COVID-19 Pandemic

The ongoing novel coronavirus pandemic (the "**COVID-19 Pandemic**") has significantly impacted the restaurant industry. According to the Nation's Restaurant News Top 500 report (June 2021), sales among the top 500 restaurant companies in the U.S. totaled $305.1 billion in 2020, a decline of 4.3% compared with 2019. While some restaurant brands have struggled to survive, we have grown rapidly while generating strong average unit volumes and restaurant-level margins.

Because we were already offering drive-thru, online order and pickup and third-party delivery options at four of our five traditional brick-and-mortar ("**Traditional**") locations, we were primarily impacted during the initial 30-45 days of the COVID-19 Pandemic lock-down. The COVID-19 Pandemic resulted in significant shifts in consumer behavior, with declines in dine-in sales volume more than offset by much higher drive-thru, online, delivery and to-go sales. By late 2020, dine-in sales began to rebound, but delivery continued to increase as a percentage of total revenues. Drive-thru and online sales also remained significant portions of our sales mix, with drive-thru sales representing nearly 60% of sales in locations with this option. We finished 2020 with an overall same store sales[5] increase of 44.3% compared to the prior year.

The 2021 Reorganization

On July 11, 2021, we consummated a reorganization. Prior to our reorganization, (i) Hawaiian Bros Inc. ("**Hawaiian-DE**") was formed as a Delaware corporation, and (ii) we operated our business through Hawaiian Bros. LLC, a Missouri limited liability company ("**Hawaiian-MO**"), and its subsidiaries.

Prior to our reorganization, Hawaiian-MO had Class A, Class B, Series 1 and Class B, Series 2 units (each, a "**Hawaiian-MO Unit**," and collectively, the "**Hawaiian-MO Units**") outstanding. In connection with our reorganization, Hawaiian-MO merged with and into Hawaiian-DE, with Hawaiian-DE surviving the merger. Upon

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[5] Same store sales reflect the change in year-over-year sales for the same store base. We define the same store base to include those restaurants open for at least 64 full weeks.

consummation of the merger, the holders of outstanding Hawaiian-MO Units received shares of common stock of Hawaiian-DE in exchange for their Hawaiian-MO Units by operation of Delaware law. Each outstanding Hawaiian-MO Unit converted into 28.038786 shares of Hawaiian-DE common stock, with any resulting fractional interest being rounded up to the nearest whole share of Hawaiian-DE, resulting in the issuance of 28.9 million shares of common stock of Hawaiian-DE. We refer to these transactions collectively as the "*2021 Reorganization*."

Fiscal Periods

We utilize a 52/53-week fiscal year, which includes 13 four-week periods in 52-week years, with the extra week included in the 13th period in 53-week years, and ends on the last Sunday of each calendar year. Our most recent fiscal year ended on December 27, 2020. Prior to 2020, we operated on a calendar year basis. References to fiscal years 2020 and 2019 and references to 2020 and 2019 are references to the fiscal years ended December 27, 2020, and December 31, 2019, respectively. Fiscal year 2020 is a short fiscal year in transition from a calendar year to a fiscal year and only includes 362 days. Our first fiscal quarter is comprised of 16 weeks, and our second, third and fourth fiscal quarters are comprised of 12 weeks each, with the extra week included in the 13th period in 53-week years. Interim financial information is presented herein for the year-to-date period December 28, 2020 through July 11, 2021 ("*YTD Period Ended July 11, 2021*") and January 1, 2020 through July 12, 2020 ("*YTD Period Ended July 12, 2020*").

Financial and Operational Highlights

The following summarizes the financial and operational highlights for fiscal year 2020 compared to fiscal year 2019 and the YTD Period Ended July 11, 2021 compared to the YTD Period Ended July 12, 2020:

- *Financial Performance.*
  - Revenues increased 152% to $21.2 million for the YTD Period Ended July 11, 2021 compared to $8.4 million for the YTD Period Ended July 12, 2020. Revenues increased 247% to $20.6 million in 2020 compared to $5.9 million in 2019.
  - Same store sales increased 29.8% for the YTD Period Ended July 11, 2021 compared to the YTD Period Ended July 12, 2020, and 44.3% in 2020 compared to 2019.
  - Average weekly sales for the same store base for the YTD Period Ended July 11, 2021 were $89,261.

- *Restaurant Development.* We opened eight new Traditional restaurant locations in the YTD Period Ended July 11, 2021. During fiscal year 2020, we opened six new restaurants, including four virtual restaurants created for delivery or carry-out only without any brick-and-mortar presence ("***Ghost Kitchens***") and two Traditional locations.

Restaurant Activity

The following table details restaurant unit data for the periods indicated.

	Year-To-Date Period Ended July 11, 2021	Year-To-Date Period Ended July 12, 2020	2020	2019
Traditional Restaurant Locations:				
Beginning of period	5	3	3	2
Opened during the period	8	2	2	1
End of period	13	5	5	3
Ghost Kitchen Locations:				
Beginning of period	4	–	–	–
Opened during the period	–	1	4	–
End of period	4	1	4	–
Total number of restaurants	17	6	9	3

Statement of Operations Data

The following table summarize key components of our results of operations for the periods indicated:

	Year-To-Date Period Ended July 11, 2021	% of Revenues	Year-To-Date Period Ended July 12, 2020	% of Revenues
Revenues	$ 21,246,156	100.0%	$ 8,419,740	100.0%
Restaurant operating costs[(1)]:				
Food, beverage, and packaging	7,837,471	36.9%	2,608,136	31.0%
Labor	6,417,365	30.2%	2,568,506	30.5%
Other operating costs	3,809,248	17.9%	1,373,754	16.3%
Occupancy	1,120,446	5.3%	262,714	7.4%
General and administrative expenses	2,843,395	13.4%	305,762	3.6%
Depreciation and amortization	543,258	2.6%	127,209	1.5%
Pre-opening costs	4,473,130	21.0%	–	0.0%
Total operating expenses	27,044,313	127.3%	7,610,081	90.4%
Income (loss) from operations	(5,798,157)	(27.3)%	809,659	9.6%
Interest expense, net	1,178,883	5.5%	105,325	1.2%
PPP loan forgiveness income	(684,372)	(3.2)%	6,644	0.1%
Total Interest expense and other income, net	494,511	2.3%	111,969	1.3%
Net income (loss)	$ (6,292,668)	(29.6)%	$ 697,690	8.3%

[(1)] Excludes depreciation and amortization which is shown separately below.

Results of Operations

For the YTD Period Ended July 11, 2021 compared to the YTD Period Ended July 12, 2020

Revenues - Restaurant revenue, which is comprised almost entirely of food and beverage sales, increased by $12.8 million, or 152%, for the YTD Period Ended July 11, 2021 as compared to the YTD Period Ended July 12, 2020. Revenue from new restaurants opened since the beginning of fiscal year 2020 accounted for $10.8 million of the increase. The balance of the increase was due to a $2.0 million, or 29.8%, increase in same store sales. The increase in same store sales was driven by a 30.2% increase in transactions partially offset by a 0.4% decrease in average guest check.

Restaurant Operating Costs – Restaurant operating costs are directly related to operating the restaurants and include costs such as food, beverage and packaging costs, labor, other operating, and occupancy costs. Restaurant operating costs increased 5.0%, as a percentage of total revenues, to 90.3% in the YTD Period Ended July 11, 2021 as compared to 85.3% in the YTD Period Ended July 12, 2020. The increase was primarily related to higher commodity costs and, to a lesser extent, delivery fees in 2021 compared to the prior year, which were partially offset by lower occupancy and supply costs. In addition, operating costs are generally higher at newer restaurants while they go through the honeymoon period. Operating costs for Traditional restaurants open more than three months were 79.5% in the YTD Period Ended July 11, 2021 and 79.1% in the YTD Period Ended July 12, 2020.

General and Administrative Expenses – General and administrative expenses increased $2.5 million to a total of $2.8 million for the YTD Period Ended July 11, 2021 as compared to the YTD Period Ended July 12, 2020. The year-over-year increase was primarily due to increased investment in field support staffing, as well as increased costs for professional services including consulting, legal, and contract resources as we began building out the infrastructure needed to support our growth and new restaurant openings.

Depreciation and Amortization – Depreciation and amortization costs increased $416 thousand to a total of $543 thousand for the YTD Period Ended July 11, 2021 as compared to $127 thousand for the YTD Period Ended July 12, 2020. The increase in depreciation primarily relates to the incremental investment in restaurant construction, furniture and equipment costs associated with the ten new Traditional restaurants opened since the beginning of 2020.

Pre-opening and Start-up Expenses – We incur costs leading up to the opening of each new restaurant, including food used for training, labor, travel, marketing, and other costs. Pre-opening and start-up expenses were $4.5 million in the YTD Period Ended July 11, 2021. Pre-opening costs were not separately identified during the YTD Period Ended July 12, 2020. The increase was due to the opening of eight new Traditional locations during the YTD Period Ended July 11, 2021.

Interest Expense, Net – Interest expense increased $1.1 million to a total of $1.2 million for the YTD Period Ended July 11, 2021 as compared to $105 thousand for the YTD Period Ended July 12, 2020. The increase in interest expense relates to an increase in borrowings of $26.6 million, including capital lease obligations, primarily to fund the incremental investment in restaurant construction, furniture, and equipment costs primarily associated with ten new Traditional restaurants opened since the beginning of 2020 and nine restaurants under construction as of July 11, 2021.

Other Income - We received $681 thousand in Paycheck Protection Program ("**PPP**") loans from the US government during 2020 and recognized other income of $684 thousand in the YTD Period Ended July 11, 2021 related to forgiveness of the loan principal and interest.

Income Tax – We did not record income tax expense since the Company was organized as a limited liability company ("**LLC**") through July 11, 2021, and the taxable income flowed through to the owners of the LLC. See "*THE 2021 REORGANIZATION*."

Net Income (Loss) – Net income decreased $7.0 million to a loss of $6.3 million for the YTD Period Ended July 11, 2021 compared to income of $698 thousand for the YTD Period Ended July 12, 2020. The decrease in net income was primarily driven by a $4.5 million increase in pre-opening costs related to new restaurants opened and under construction during the YTD Period Ended July 11, 2021, a $2.5 million increase in general and administrative costs to support our growth, and a $1.5 million increase in interest and depreciation costs, partially offset by $0.8 million in income from restaurants opened since the beginning of 2020 and the flow through from higher same store sales, in addition to PPP loan forgiveness income of $0.7 million.

The following table summarize key components of our results of operations for the fiscal years indicated:

	Fiscal Year 2020	% of Revenues	Fiscal Year 2019	% of Revenues
Revenues	$ 20,604,777	100.0%	$ 5,932,392	100.0%
Restaurant operating costs[1]:				
Food, beverage, and packaging	6,311,130	30.6%	1,877,382	31.7%
Labor	6,183,566	30.0%	1,668,181	28.1%
Other operating costs	3,538,106	17.2%	696,352	11.7%
Occupancy	1,368,515	6.6%	754,694	12.7%
General and administrative expenses	1,616,884	7.9%	419,920	7.1%
Depreciation and amortization	337,424	1.6%	9,627	0.2%
Pre-opening and start-up costs	155,222	0.8%	83,014	1.4%
Total operating expenses	19,510,847	94.7%	5,509,170	92.9%
Income from operations	1,093,930	5.3%	423,222	7.1%
Interest expense, net	273,354	1.3%	–	–
Net income	$ 820,576	4.0%	$ 423,222	7.1%

[1] Excludes depreciation and amortization which is shown separately below.

For the Fiscal Year January 1, 2020 through December 27, 2020 ("2020"), compared to the Calendar Year Ended December 31, 2019 ("2019")

Revenues - Restaurant revenue, which is comprised of almost entirely food and beverage sales, increased by $14.7 million, or 247.3%, for 2020 as compared to 2019. Revenue from new restaurants opened since the beginning of 2019 accounted for $12.6 million of the increase. The balance of the increase was due to a $2.1 million, or 44.3%, increase in same store sales. The increase in same store sales was driven by a 29.3% increase in transactions and a 15.0% increase in average check.

Restaurant Operating Costs – Restaurant operating costs are directly related to operating the restaurants and include costs such as food, beverage and packaging costs, labor, other operating and occupancy costs. Restaurant operating costs remained relatively flat as a percentage of total revenues at 84.4% in 2020 as compared to 84.2% in 2019. Other operating costs increased 5.5%, as a percent of revenues, compared to the prior year due to the increase in fees from higher third party delivery sales, which was offset by a 6.1% decrease in occupancy costs, as a percent of revenues, compared to the prior year due to lower fixed rent at some newer locations, combined with the leverage of operating at higher sales volumes.

General and Administrative Expenses – General and administrative expenses increased $1.2 million to a total of $1.6 million in 2020 as compared to 2019. The year-over-year increase was primarily due to increased field support staffing, as well as increased costs for professional services including consulting, legal, and travel as we began building out the infrastructure needed to support our growth and to support new restaurant openings.

Depreciation and Amortization – Depreciation and amortization costs increased $328 thousand to a total of $337 thousand in 2021 compared to $10 thousand in 2019. The increase in depreciation relates to the incremental investment in restaurant construction, furniture, and equipment costs associated with the three new restaurants opened during 2020 and 2019.

Pre-opening and Start-up Expenses – We incur costs leading up to the opening of each new restaurant, including food used for training, labor, travel, marketing, and other costs. Pre-opening and start-up expenses increased $72 thousand to a total of $155 thousand in 2020 as compared to $83 thousand in 2019. The increase was due to the opening of two new Traditional locations and four Ghost Kitchens in 2020 compared to one Traditional location in 2019.

Income Tax – We did not record income tax expense since the Company was organized as an LLC through July 11, 2021, and the taxable income flowed through to the owners of the LLC. See "*THE 2021 REORGANIZATION.*"

Net Income – Net income increased $397 thousand, or 93.9%, to $821 thousand for 2020 compared to $423 thousand in 2019. The increase in income was driven by an increase in income from new restaurants opened during 2020 and 2019 and higher sales volumes at existing restaurants, mostly offset by higher general and administrative, depreciation, pre-opening and interest costs.

Balance Sheet Data

The following table summarizes key components of our condensed balance sheets as of:

	July 11, 2021	December 27, 2020
Assets:		
Current assets:		
Cash	$ 9,889,733	$ 3,731,216
Accounts receivable	3,997,921	377,707
Inventory	321,723	101,640
Prepaid rent	1,326,196	1,371,979
Other current assets	224,939	72,701
Total current assets	15,760,512	5,655,243
Property and equipment, net	19,433,334	4,950,099
Other assets	692,604	150,796
Total assets	$ 35,886,450	$ 10,756,138
Liabilities and member's equity (deficit):		
Current liabilities:		
Accounts and credit cards payable	$ 4,714,998	$ 1,160,345
Accrued payroll and related liabilities	1,632,439	487,229
Sales tax payable and accrued liabilities	1,602,051	565,952
Current portion of capital lease obligations	2,143,011	457,646
Current portion of deferred lease liabilities	355,564	64,319
Short-term debt – related party	566,154	566,154
Total current liabilities	11,014,217	3,301,645
Deferred lease liabilities	5,618,972	798,692
Long-term portion of capital lease obligations	1,579,965	685,386
Long-term debt	23,234,353	5,281,100
Total liabilities	41,447,507	10,066,823
Members' equity (deficit)	(5,561,057)	689,315
Total liabilities and members' equity (deficit)	$ 35,886,450	$ 10,756,138

Changes in Financial Condition – Our financial condition as of July 11, 2021 changed materially compared to the end of fiscal year 2020. We opened eight new restaurants during the YTD Period Ended July 11, 2021, and eight additional restaurants were under construction as of the end of the period. A total of $19.1 million was borrowed during that period to fund growth, with $12.4 million invested in restaurant construction and related assets and $9.9 million remaining in cash from loan proceeds and cash flow from operations. Accounts receivable, inventory, accounts payable and accrued liabilities all increased as a result of the growth in new restaurants.

Liquidity and Capital Resources

We are a new and rapidly growing business that requires upfront cash expenditures to grow, including new restaurant construction, training, and marketing, with the expectation that each restaurant will generate revenue the day it is opened for business and become profitable within the first few months of operations. The ongoing capital requirements of our business model are material, and we will require additional capital infusions to continue with management's forecasted growth.

Our primary capital requirements are for new restaurant construction, corporate and restaurant technology systems, working capital, and general corporate needs. As of July 11, 2021, we had cash and cash equivalents of $9.9 million. We expect to utilize cash from debt and equity offerings, as well as cash flow from operations, to continue investments in new restaurant construction, remodeling, and technology.

We had commitments for capital expenditures related to new restaurants at various stages of the construction process totaling $12.9 million and $3.7 million as of July 11, 2021, and as of the end of fiscal year 2020, respectively. We expect to fund the capital commitments as of July 11, 2021 from our current cash, working capital, cash flow from operations, and additional debt or equity offerings.

As of October 31, 2021, our cash balance was $9.4 million and our estimated runway was five to six months.

Related Party Loans

On April 14, 2020, we entered into a loan agreement with Worcester Financial, LLC, a related party to Joel Worcester and Worcester Investments, LLC, pursuant to which a loan has been made to us with a principal amount of $575,000 currently outstanding (the "***Worcester Financial Loan***"). The Worcester Financial Loan matures on April 2, 2022 and carries an interest rate of 11.0%. We have also issued $23,275,000, including $1,475,000 borrowed subsequent to July 11, 2021, in aggregate principal amount (including amounts borrowed from certain related parties as noted below) of non-convertible unsecured promissory notes (the "***September 2020 Notes***") in a private placement (the "***September 2020 Note Offering***"), with initial maturity dates of each note between September 29, 2022 and July 9, 2023, with a Company option to extend each note individually for two additional years (the "***Extended Maturity Period***"), with interest rates ranging from 11.0% to 18.0% for the first 24 months of each applicable note, depending on the total amount loaned to us by an individual debtor, and an additional 1.0% interest in addition to the standard rate for each note in months 25-48 of each applicable note during the Extended Maturity Period. Each note under the September 2020 Note Offering receives an accrued interest payment monthly with a balloon payment of all principal due on either the maturity date or extended maturity date of each note (if elected by the Company). As part of the September 2020 Note Offering, we entered into two note purchase agreements with Worcester Fund LLC, a related party to Joel Worcester and Worcester Investments, LLC, with a total principal amount of $2,250,000 included in the total amount borrowed under the September 2020 Note Offering at an interest rate of 17% for the initial term with annual debt service under such loans and the Worcester Financial Loan equals $445,750. Additionally, we are currently offering and selling up to $10,000,000 in aggregate principal amount of non-convertible unsecured promissory notes in another currently ongoing private placement (the "***August 2021 Note Offering***"). The notes are due 24 months after issuance and have interest rates ranging from 11.0% to 17.0%, with an additional 1.0% interest during any extensions. The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to unrelated parties is currently estimated to be $3,857,000, payable monthly in cash, for an overall total of interest payable on our outstanding debt instruments of approximately $4,600,000. In the event the August 2021 Note Offering is fully subscribed, the overall total amount of interest payable on our outstanding debt instruments will increase to a range of approximately $6,234,000 to $6,300,000 depending on the interest rates for the individual notes issued in the August 2021 Note Offering.

Notes Issued Under September 2020 Note Offering

We have issued interest only balloon notes under the September 2020 Note Offering with an outstanding principal balance of $23,275,000, including $1,475,000 borrowed subsequent to July 11, 2021, as the primary source to fund our capital expenditures since September 29, 2020. The notes are unsecured; however, they are guaranteed by certain of the Company's owners. These loans (as well as the related party loans discussed above) include annual interest expense of approximately $3,856,000 with the outstanding principal balance due between September 29, 2022, and July 9, 2023, extendable at our option for a two-year period on an individual note basis with interest rates between 11.0% and 18.0% for the first 24 months of each applicable note and an additional 1.0% interest during any extensions. We believe that we have sufficient cash flow to service these loans and anticipate likely extending or refinancing these loans, or a combination of approaches, over the next several years. However, these loans carry a relatively high rate of interest and if we are unable to pay these loans as they mature or refinance this debt then it could limit our existing operations and future growth opportunities. In addition, this existing debt may limit our ability to borrow other funds to finance operations and growth in the event of downturns or adverse developments to our business and the economy.

Notes Issued Under August 2021 Note Offering

We are currently offering to sell up to $10,000,000 aggregate principal amount of non-convertible unsecured promissory notes due 24 months after issuance in a currently ongoing private placement (the "*August 2021 Note Offering*"). The interest on the notes issued under the August 2021 Note Offering accrues at rates ranging from 11% to 17% per annum starting on the date of issuance and is payable in monthly installments beginning the month following issuance. Such notes will mature 24 months after issuance, unless prepaid earlier. The notes can be extended for two years at our option with an additional 1.0% interest during any extension. We have issued $2,050,000 under the August 2021 Note Offering, including $1,750,000 to a related party.

We may prepay the outstanding principal balance of such notes, in whole or in part, at any time and from time to time, without premium or penalty. Any such prepayment must be made together with payment of interest accrued on the amount of principal being prepaid through the date of such prepayment. Unless otherwise directed by us in writing, each payment will be applied first to accrued unpaid interest and then to principal.

Convertible Note

On October 26, 2021, we issued a $5,000,000 convertible promissory note due on October 25, 2025 (the "*Convertible Note*"). The Convertible Note is unsecured; however, it is guaranteed by certain of the Company's owners.The interest on the Convertible Note accrues at a rate of 8.0% per annum starting on the date of issuance based on the outstanding principal balance and is payable monthly beginning the month following issuance. The Convertible Note will mature in 48 months, unless prepaid or converted to equity before the maturity date. At the election of the holder of the Convertible Note (the "*Holder*"), all or part of the outstanding principal amount of the Convertible Note may be converted into shares of our common stock, par value $0.001 per share ("*Common Stock*") at any time (i) prior to the maturity date of the Convertible Note, or (ii) on or after the maturity date if any portion of the principal balance remains outstanding. The Convertible Note will be converted based on the outstanding principal balance divided by a conversion price of the lower of (a) $8.36 per share or (b) an adjusted conversion price to be determined if Common Stock is issued below a market value of $250 million, other than issuances in connection with (x) this Offering or (y) future offerings pursuant to Regulation Crowdfunding.

We may prepay the principal of the Convertible Note, together with any unpaid accrued interest, at any time upon thirty days' notice, during which period the Holder may elect to convert the amount of the Convertible Note to be prepaid into shares of Common Stock. In the event the Holder does not elect to convert the amount being prepaid, we shall issue warrants to the Holder in an amount equal to the amount of such prepayment entitling the Holder to purchase shares of Common Stock at the Conversion Price on or before the maturity date of the Convertible Note. Each payment will be applied first to accrued unpaid interest and then to principal.

August 2021 Equity Offering

In September and October 2021, we sold 1,003,447 shares of our Common Stock at an offering price of $7.47 per share, for gross proceeds of $7,495,936 before the deduction of offering expenses, in a private placement (the "*August 2021 Equity Offering*") pursuant to Rule 506(b) of Regulation D.

Cash Flows

The table below summarizes cash flows from operating, investing, and financing activities for the periods indicated:

	YTD Period Ended July 11, 2021	YTD Period Ended July 12, 2020
Net Cash Provided by (Used in) Operating Activities	$ (213,601)	$ 2,416,074
Net Cash Used in Investing Activities	(12,534,212)	(1,591,529)
Net Cash Provided by Financing Activities	18,906,330	457,200
Net Increase in Cash and Cash Equivalents	$ 6,158,517	$ 1,281,745

The table below summarizes our cash flows from operating, investing, and financing activities for fiscal years 2020 and 2019:

	Fiscal Year 2020	Fiscal Year 2019
Net Cash Provided by Operating Activities	$ 1,534,458	$ 986,673
Net Cash Used in Investing Activities	(2,501,361)	(1,432,207)
Net Cash Provided by Financing Activities	4,083,364	979,647
Net Increase in Cash and Cash Equivalents	$ 3,116,461	$ 534,113

Operating Cash Flows

Net cash provided (used) by operating activities decreased $2.6 million to $(0.2) million in the YTD Period Ended July 11, 2021, compared to the YTD Period Ended July 12, 2020. The decrease was primarily driven by a $4.5 million increase in pre-opening costs related to new restaurant openings and $2.5 million in higher general and administrative costs to support the growth of the business, partially offset by a $3.7 million increase in working capital from new and existing restaurants, and a $0.7 million increase in income from restaurants opened since the beginning of 2020 combined with the flow through from higher same store sales.

Net cash provided by operating activities increased $548 thousand to $1.5 million in 2020 as compared to $987 thousand in 2019. The increase was primarily driven by $1.3 million from working capital provided by new and existing restaurants, a $730 thousand increase in income from new restaurants opened since the beginning of 2019, and an increase in average unit volumes at existing restaurants. This increase was partially offset by $1.4 million in prepaid rent required for certain new leases.

Investing Cash Flows

Net cash used in investing activities increased $10.9 million to $12.5 million in the YTD Period Ended July 11, 2021, compared to the YTD Period Ended July 12, 2020, and increased $1.1 million in 2020 to $(2.5 million) as compared to 2019. The increase in both comparative periods was primarily driven by capital expenditures related to an increase in the number of new restaurants and restaurants under construction.

Financing Cash Flows

Net cash provided by financing activities increased $18.4 million to $18.9 million in the YTD Period Ended July 11, 2021, compared to the YTD Period Ended July 12, 2020. The increase was primarily driven by a $17.6 million increase in proceeds from borrowings to fund new restaurant development and a $1.0 million decrease in payments on promissory notes and distributions to owners, partially offset by a $0.2 million increase in payments for other financing activities.

Net cash provided by financing activities increased $3.1 million to $4.1 million in fiscal year 2020 compared to fiscal year 2019. The increase was primarily driven by a $4.9 million increase in proceeds from borrowings to fund new restaurant development, partially offset by a $1.2 million increase in payments on loans and capital leases and a $0.6 million increase from a return of capital to shareholders, a decrease in capital contributions compared to the prior year, and other financing activities.

Recent Trends

Our new restaurants typically open with above-average volumes, which then decline after the initial sales surge that comes with interest in a new restaurant opening, which is our "honeymoon period" for new restaurants. While the length of time before average sales for new restaurants stabilize is somewhat unpredictable due to our limited number of restaurant openings, varied site characteristics, restaurant types (i.e. Traditional locations and Ghost Kitchens), and consumers' limited awareness of our brand, we generally expect new restaurant sales to normalize by the fourth period after opening.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Increases in the price of the ingredients most critical to our menu, particularly chicken, rice, and pork, can materially affect our operating results. We have seen moderate inflationary pressure across most of our primary ingredients and supplies, and we expect that trend to continue as the economy recovers and interest rates remain low. Chicken prices were deflationary in 2020 due to the impact of the COVID-19 Pandemic on restaurants and demand in general. From March 21, 2021 to July 11, 2021, chicken prices increased approximately 65% compared to longer-term historical rates due to inclement weather in the spring of 2021, which adversely impacted supplier production volumes, and labor shortages impacting our suppliers' ability to process chicken. Chicken accounted for approximately 34% of our food costs in fiscal year 2020, and 36% in the YTD Period Ended July 11, 2021. A hypothetical 10% increase in the cost of chicken for fiscal year 2020 would have increased cost of sales by approximately $187,000. We have implemented a menu price increase, which we believe will mostly offset the impact of the increase in chicken prices in the second half of fiscal year 2021. Based on discussions with our supply partners, we expect that chicken prices will begin to moderate in the fourth quarter of fiscal year 2021 and eventually return to historical levels adjusted for normal inflation.

Labor costs are a significant portion of our restaurant operating costs. Hourly wage rates have generally increased in the range of 3% to 5% annually in the restaurant industry over the last few years due to strong job creation and low unemployment in the pre-COVID-19 economy. Hourly wage rates at our restaurants increased 3.5% in fiscal year 2020 compared to the prior year. The economic shutdown during the COVID-19 Pandemic resulted in significant job losses in the restaurant industry due to restaurant reduced capacity and closures. As the economy continues to improve and restaurants reopen and resume full capacity, companies are experiencing worker shortages, primarily due to employees having left the industry and unemployed workers continuing to receive extended unemployment benefits. These factors are creating a highly competitive hiring environment, and we are experiencing upward pressure on wage rates in order to attract and retain employees. Hourly wage rates at our company restaurants increased 5.9% in the YTD Period Ended July 11, 2021 as compared to the YTD Period Ended July 12, 2020. In the short term, we expect wage rate inflation to be higher until the worker shortage issue moderates. In the longer term, we expect the trend of mid-single digit wage rate inflation to continue as more states transition to a $15 per hour or "living wage" rate.

Subsequent Events

Revenues for Period 8

Total revenues for the four-week period ended August 8, 2021 ("**Period 8**") were $6.0 million, as compared to total revenues of $5.3 million for the four-week period ended July 11, 2021 ("**Period 7**") and $27.3 million for the year-to-date period ended August 8, 2021 ("**YTD Period Ended August 8, 2021**"). The $0.7 million increase in total revenues in Period 8, as compared to Period 7, was primarily due to four new restaurants that opened during Period 7 and one new restaurant that opened in Period 8. We had 18 restaurants, including four ghost kitchens, open as of the end of Period 8.

Net Income for Period 8

Net loss before income tax for Period 8 was $2.0 million compared to the net loss of $2.2 million for Period 7. The Company operated as a limited liability company prior to the 2021 Reorganization, which was consummated on July 11, 2021. Subsequent to the reorganization, the Company operates as a Delaware corporation and is subject to income tax. We received a tax benefit of $0.5 million in Period 8, resulting in a net loss of $1.5 million for the period.

THE OFFERING AND THE SHARES

The Offering

We are offering a minimum amount of $25,002.09 (the "***Target Offering Amount***") and up to a maximum amount of $2,499,994.61 (the "***Maximum Offering Amount***") of our common stock, par value $0.001 per share (the "***Common Stock***," and such shares of Common Stock, the "***Shares***") on a best efforts basis as described in this Form C (this "***Offering***"). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2022 (the "***Offering Deadline***"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Shares will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Shares are referred to herein as "***Investors***" or "***you***".

The price of the Shares was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Shares. The minimum amount that an Investor may invest in the Offering is $201.69 (assuming the Shares are purchased at $7.47 per share), subject to adjustment in our sole discretion.

In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "***Intermediary***"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company must meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Directors, officers and other affiliates of the Company may participate in the Offering on the same terms as other investors.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Shares in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation Crowdfunding, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Shares via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Shares

The rights of the Shares are substantially similar to those of other shares of the Company's Common Stock. See "*DESCRIPTION OF CAPITAL STOCK – Common Stock*." However, since the Custodian is the legal owner of the Shares, Investors will not be able to exercise certain rights held by other holders of the Company's Common Stock, including voting rights, inspection rights and information rights. Additionally, Investors will be subject to certain restrictions on transfer of the Shares. *See "THE OFFERING AND THE SHARES – The Shares – Restrictions on Transfer."*

We request that you please review this Form C and the Subscription Agreement in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Shares.

Dividends

Subject to preferences that may be applicable to any then-outstanding notes, preferred stock and any contractual obligations, holders of our Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. The rights of such holders are subject to the rights of any senior obligations issued by the Company, including the Company's obligation to prepay any notes issued by the Company. See *"MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources – Notes Issued Under August 2021 Note Offering."* However, we do not anticipate declaring or paying any dividends on our capital stock in the foreseeable future, as we intend to retain all of our future earnings to finance the expansion of our business.

Voting and Control

The Investors will have no voting rights with respect to the Shares. Investors will be required to grant the Proxy to the Custodian. Pursuant to the terms of the Proxy, the Custodian shall vote the Shares consistently with (i) the vote cast by the holders of the shares of Common Stock subject to the Stockholders Agreement, or if the Stockholders Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. The Custodian, as the holder of record of the Shares, shall be entitled to vote the Shares on matters that require the approval or consent of our stockholders under the Certificate of Incorporation and the Bylaws.

Anti-Dilution Rights

The Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Shares sold pursuant to Regulation Crowdfunding being offered may not be transferred by any Investor of such Shares during the one-year holding period beginning when the Shares were issued, unless such Shares are transferred: (1) to the Company; (2) to an Accredited Investor; (3) as part of an initial public offering; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Additionally, following the one-year holding period, the Shares may not be transferred without the consent of the Company unless such transfer is to a party specified in clauses (2) or (4) above. Furthermore, as the Custodian is the legal owner of the Shares, until the Custodian transfers the Shares from the Custodial Accounts to the accounts designated by Investors, Investors may only transfer their beneficial interest in the Shares and not the Shares themselves. Each Investor should be aware that although the Shares may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Custodian and only the beneficial interest in such Shares, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of the Investor's interest in the Shares or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer any interest in the Shares or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an initial public offering, the Shares will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such initial public offering.

Other Material Terms

- The Company does not have the right to repurchase the Shares.
- The Shares do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Fee

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of any amounts raised in the Offering up to $2,000,000, and four percent (4%) of any amounts raised in the Offering above $2,000,000 to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one and three-quarters percent (1.75%) of the number of Shares sold in this Offering.

ESTIMATED USE OF PROCEEDS

Generally

Set forth below is an estimated use of proceeds assuming we receive gross proceeds of $2,499,994.61 from the Offering. We reserve the right, in our sole discretion, to raise up to $2,499,994.61 in gross proceeds in this Offering. *See "THE OFFERING AND THE SHARES – The Offering."* We reserve the right to change the use of funds from the Offering based on changing market and business conditions as determined by our management. The following is the current planned use of proceeds from the Offering.

Estimated Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500.13	5.6% (1)	$139,999.78
General Corporate Purposes	94%	$23,501.96	94.4%	2,359,994.83
Total	**100%**	**$25,002.09**	**100%**	**$2,499,994.61**

(1)   Consisting of (i) six percent (6%) of any amounts raised in the Offering up to $2,000,000, and (ii) four percent (4%) of any amounts raised in the Offering above $2,000,000.

The gross proceeds obtained from the Offering will be applied first against any expenses incurred in the Offering and then will be used for general corporate purposes, including but not limited to construction costs, furniture and fixtures, hiring and training expenses and other costs incurred by the Company in connection with new restaurant openings. Any proceeds accepted in excess of $2,499,994.61 will also be used for general corporate purposes, including to facilitate new restaurant openings.

Our management team will have broad discretion in the application of the net proceeds we receive from the Offering, and Investors will be relying on the judgment of our management regarding the application of the net proceeds.

Miscellaneous

Expenses of the Board and Officers

We intend to pay for or reimburse our directors and officers for all reasonable out-of-pocket expenses, if any, incurred in connection with the Offering. Other than any such reimbursements, no payments will be made to directors and officers from the proceeds of this Offering.

CAPITALIZATION, DEBT AND OWNERSHIP

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	29,903,447
Par Value Per Share	$0.001
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Shares issued pursuant to Regulation Crowdfunding	The Company may issue additional shares of Common Stock, which may dilute the Shares.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Type	Preferred Stock
Amount Outstanding	0
Par Value Per Share	$0.001
Voting Rights	N/A
Anti-Dilution Rights	N/A
Other Rights	N/A
How this security may limit, dilute or qualify the Shares issued pursuant to Regulation Crowdfunding	The Company may issue shares of Preferred Stock, which may dilute the Shares and may have voting and conversion rights which could adversely affect the holders of the Shares.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Previous Offerings of Securities

We have made the following issuance of securities within the last three years:

Security Type	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock, par value $0.001 per share	1,003,447	General corporate purposes, including to facilitate new restaurant openings	Between September 2, 2021 and October 26, 2021	Rule 506(b) of Regulation D
Convertible, Unsecured Promissory Note (see table entitled "*Outstanding Debt*" below)	$5,000,000 note convertible into up to 598,086 shares of Common Stock, par value $0.001 per share (assuming no adjustments to conversion price of $8.36 per share)	General corporate purposes, including to facilitate new restaurant openings	Note issued October 26, 2021. No shares have been issued upon conversion of the Convertible Note as of the date of this Form C.	Rule 506(b) of Regulation D

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

	Worcester Financial Loan	September 2020 Notes	August 2021 Notes	Convertible Note
Type	Non-Convertible, Unsecured Promissory Note	Non-Convertible, Unsecured Promissory Note	Non-Convertible, Unsecured Promissory Note	Convertible, Unsecured Promissory Note
Creditor	Worcester Financial, LLC	Various	Various	Unrelated Party
Amount Outstanding	$575,000	$23,275,000	$2,050,000	$5,000,000
Interest Rate	11.0%	11.0% to 18.0% for the first 24 months of each applicable note	11.0% to 17.0% for the first 24 months of each applicable note	8.0%
Description of Collateral	N/A	N/A	N/A	N/A
Other Material Terms	N/A	Company has the option to extend each note individually for two additional years for an additional 1.0% interest. Guaranteed by certain of the Company's owners.	Company has the option to extend each note individually for two additional years for an additional 1.0% interest	At the election of the Holder, all or part of the outstanding principal amount of the Convertible Note may be converted into shares of Common Stock based on the outstanding principal balance divided by a conversion price of the lower of (a) $8.36 per share or (b) an adjusted conversion price to be determined if Common Stock is issued below a market value of $250 million, other than issuances in connection with (x) this Offering or (y) future offerings pursuant to Regulation Crowdfunding. Guaranteed by certain of the Company's owners.

Maturity Date	April 2, 2022	Between September 29, 2022 and July 9, 2023	24 months after issuance	October 25, 2025
Date Entered Into	April 14, 2020	Between September 29, 2020 and June 30, 2021	Between September 20, 2021 and November 2, 2021	October 26, 2021

Ownership

The following table sets forth information regarding beneficial ownership of our Common Stock on a fully diluted basis as of November 12, 2021, and as adjusted to reflect the sale of 319,622 Shares of our Common Stock offered under this Form C and the issuance of an additional 5,593 shares of our Common Stock to the Intermediary in connection with the full subscription of the Offering, by (i) each of our directors and executive officers; (ii) all our directors and executive officers as a group; and (iii) any other stockholders who beneficially owns more than 10% of any class of our voting securities. Unless otherwise specified, the address for each beneficial holder is 720 Main Street, Kansas City, MO 64105.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class as of November 12, 2021[2][7]	Percent of Class after this Offering[7]
Common Stock	Joel Worcester [3]	13,320,285	44.54%	44.07%
Common Stock	Paul Worcester [4]	8,122,636	27.16%	26.87%
Common Stock	Cameron McNie	4,006,293	13.40%	13.25%
Common Stock	Tyler McNie	2,508,982	8.39%	8.30%
Common Stock	Scott Ford	572,216 [5]	1.91%	1.89%
Common Stock	Terry Harryman	288,996 [6]	0.97%	0.96%
	All Directors and Officers as a group of Six (6)	28,819,408	96.37%	95.34%

(1) Shares of Common Stock beneficially owned and the respective percentages of beneficial ownership of shares assume the exercise of all securities convertible into Common Stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of November 12, 2021, except as otherwise noted. Shares issuable pursuant to securities convertible into Common Stock exercisable within 60 days are deemed outstanding and held by the holder of such warrants or other securities for computing the percentage of outstanding shares beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding shares beneficially owned by any other person.

(2) These percentages have been calculated based on 29,903,447 shares of Common Stock outstanding at November 12, 2021.

(3) Includes 13,305,506 shares directly held by Worcester Investments, LLC, of which Mr. Joel Worcester is the sole manager, and 14,779 shares directly held by Mr. Joel Worcester.

(4) Represents shares directly held by Doxazo Theo, LLC. Mr. Paul Worcester holds sole voting and dispositive power with respect to these shares.

(5) Represents shares that vest according to the following schedule: 25% on October 19, 2021; 25% on December 31, 2022, 25% on December 31, 2023 and 25% on December 31, 2024.

(6) Represents shares that vest according to the following schedule: 25% on December 31, 2022, 25% on December 31, 2023, 25% on December 31, 2024 and 25% on December 31, 2025.

(7) Such percentages exclude up to 598,086 shares issuable to an unaffiliated party upon the conversion of the Convertible Note (assuming no adjustments to the conversion price of such note). Assuming the full conversion of the Convertible Note into shares of Common Stock at $8.36 per share, our directors and officers as a group of six own 94.49% of the shares of Common Stock issued and outstanding as of November 12, 2021, and will own 93.49% of of the shares of Common Stock issued and outstanding after this Offering.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this Form C, our authorized capital stock includes 49 million shares of Common Stock, par value $0.001 per share, and one million shares of preferred stock, par value $0.001 per share.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding preferred stock and any contractual obligations, holders of our Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. The rights of such holders are subject to the rights of any senior obligations issued by the Company, including the Company's obligation to prepay any notes issued by the Company. See "*MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources – Notes Issued Under August 2021 Note Offering.*"

Voting Rights

Except as required by law or matters relating solely to the terms of preferred stock, and, with respect to the Shares issued in this Offering, subject to the terms of the Proxy, each outstanding share of Common Stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our Common Stock will have no cumulative voting rights. Except with respect to matters relating to the election and removal of directors on our Board and as otherwise provided in our Certificate of Incorporation, our Bylaws or required by law, all matters to be voted on by our stockholders will require the approval of a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. Directors will be elected by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Liquidation

In the event of the liquidation, dissolution or winding up of the Company, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our Common Stock will have no preemptive, conversion, subscription or other rights, and there will be no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Undesignated Preferred Stock

The Board may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including, but not limited to:

- the designation of the series;
- the number of shares of the series, which the Board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;
- whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
- the dates at which dividends, if any, will be payable;
- the redemption rights and price or prices, if any, for shares of the series;
- the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
- the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
- whether the shares of the series will be convertible into shares of any other class or series, or any other

security, of the Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

- restrictions on the issuance of shares of the same series or of any other class or series; and

- the voting rights, if any, of the holders of the series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Common Stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Common Stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. We may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our Common Stock and the market value of our Common Stock. Upon consummation of this Offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Stockholders Agreement

Cameron McNie, Tyler McNie, Joel Worcester and Paul Worcester and certain of their affiliates or related entities are parties to the Stockholders Agreement. The Stockholders Agreement contains provisions that limit the opportunity for any third party to acquire control of our Company as well as the right of any of the Stockholders Agreement Parties to make independent decisions with respect to the Company's activities. These provisions of the Stockholders Agreement require all shares subject to the Stockholders Agreement to be voted as a single block pursuant to the vote of a majority of the four Stockholders Agreement Parties (regardless of the number of shares held by any such Stockholders Agreement Party). These provisions are intended to provide continuity of control and decision making for the Company. However, outside interests may be discouraged from pursuing any acquisition or action that some stockholders, including potentially some Stockholders Agreement Parties, may favor.

In addition, the Stockholders Agreement provides rights to Stockholders Agreement Parties with respect to certain acquisitions or change of control transactions that allow parties to the Stockholders Agreement to participate or be required to participate in such transactions. Investors in this Offering will not have the same rights or obligations as the Stockholders Agreement Parties under the Stockholders Agreement, which may lead to certain acquisitions being favored by the Stockholders Agreement Parties that are not favored by some other stockholders.

Proxy

Each Investor in the Offering shall be required to grant the Proxy to the Custodian. Pursuant to the terms of the Proxy, the Custodian shall vote the Shares consistently with (i) the vote cast by the holders of the shares of Common Stock subject to the Stockholders Agreement, or if the Stockholders Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. The Proxy shall expire on the earlier of (i) the date of the termination of the Lock-Up Period and (ii) the date the Company provides written notice to the Custodian instructing the Custodian to transfer the Shares subject to the Proxy from the Custodial Accounts to the respective accounts designated by each Investor.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of our Company, certain of which provisions only go into effect upon the Trigger Date. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our Company to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock under our Certificate of Incorporation will make it possible for our Board to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of our Company. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Certificate of Incorporation and Bylaws provide that special meetings of the stockholders may be called only by the majority of our Board, the Company's president or chief executive officer or, prior to the Trigger Date by the secretary at the request of the holders of 50% or more of the outstanding shares of Common Stock. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Our Bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our Bylaws allow the chairman of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our Company.

Our Certificate of Incorporation provides that the Board is expressly authorized to make, alter, or repeal our Bylaws by the affirmative vote of a majority of the directors and that our stockholders may only adopt, amend or repeal our Bylaws with the approval of not less than a majority of the total voting power of all outstanding securities of the Company entitled to vote generally in the election of directors.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise, and our Certificate of Incorporation expressly provides that there will be no cumulative voting.

Action by Written Consent

Pursuant to Section 228 of the Delaware General Corporation Law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the Company's Certificate of Incorporation provides otherwise. Our Certificate of Incorporation provides that stockholders may only act by written consent until the Trigger Date.

Amendment Provisions

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Bylaws will be able to be amended or repealed by a majority vote of our Board or the affirmative vote of the holders of a majority of the total voting power of all outstanding securities of the Company entitled to vote in an annual election of directors. In addition, the affirmative vote of the holders of a majority of the total voting power of all outstanding securities of the Company entitled to vote in an annual election of directors will be required to amend certain provisions of our Certificate of Incorporation prior to the Trigger Date. From and after the Trigger Date, the affirmative vote of the holders of at least 66 2⁄3% of the total voting power of all outstanding securities of the Company entitled to vote in annual election of directors will be required to amend certain provisions of our Certificate of Incorporation.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations that may be imposed in the future by a national securities exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing prices.

Section 203 of the Delaware General Corporation Law

In our Certificate of Incorporation, we have elected not to be governed by Section 203 of the Delaware General Corporation Law. However, our Certificate of Incorporation contains provisions that are similar to Section 203. Specifically, our Certificate of Incorporation provides that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the person became an interested stockholder, unless:

- prior to the time the person became an interested stockholder, our Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding certain shares; or
- at or subsequent to the time the person became an interested stockholder, the business combination is approved by our Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns or, within the previous three years owned, 15% or more of our voting stock. This provision could delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Up to 180-Day Restriction on Transfer After a Public Offering of the Shares

The Company at a future date may file a registration or offering statement with the SEC to facilitate a firm commitment underwritten initial public offering of its securities. For the benefit of the Company, should such an initial public offering be made, all Investors shall be required to enter into a lock-up agreement not to exceed 180 days in length, commencing on the date of the final prospectus relating to any such initial public offering (such period, the "***Lock-Up Period***") any applicable Investors will be required to enter into such lock-up agreement and may not, without the prior written consent of the Company and such underwriter, sell, transfer or otherwise dispose of, or agree to sell, transfer, pledge, option or otherwise dispose of any securities of the Company.

MANAGEMENT OF THE COMPANY

The table below sets forth our directors and executive officers as of the date of this Form C.

Name	Position	Age	Term of Office
Scott Ford	President, Co-Chief Executive Officer, Director	49	Since January 2020
Terry Harryman	Chief Financial Officer	56	Since November 2020
Cameron McNie	Co-Chief Executive Officer, Chairman of the Board	37	Since Inception
Tyler McNie	Co-Chief Executive Officer, Director	34	Since Inception
Paul Worcester	Director	39	Since Inception
Joel Worcester	Director	37	Since Inception

Board of Directors

Cameron McNie

Mr. Cameron McNie serves as the Company's Co-Chief Executive Officer and Chairman of the Board. Mr. McNie has served as the Company's Co-Chief Executive Officer and director since co-founding Hawaiian Bros in July 2017. In addition to leading the Board and directing the Company's strategy, Mr. McNie is responsible for financial, fundraising and information technology matters. Mr. McNie also served as Chairman of the Board of First Baptist Church of Eugene, Oregon from September 2016 to August 2020. Prior to founding Hawaiian Bros, Mr. McNie spent fourteen years operating his family's Hawaiian plate lunch restaurant business in Oregon. We believe that Mr. McNie's experience managing and growing Hawaiian plate lunch restaurants makes him well qualified to serve on our Board.

Tyler McNie

Mr. Tyler McNie serves as the Company's Co-Chief Executive Officer and director, roles he has held since co-founding the Company in July 2017. Mr. McNie is responsible for culinary planning, real estate development and restaurant architecture and design. Prior to founding Hawaiian Bros, Mr. McNie spent 14 years managing his family's Hawaiian Plate Lunch restaurant business in Oregon. We believe Mr. McNie's experience managing and growing Hawaiian plate lunch restaurants makes him well qualified to serve on our Board.

Paul Worcester

Mr. Paul Worcester has served on the Company's Board since co-founding the Company in July 2017. Since 2019, Mr. Worcester has served on the board of directors of Lula, LLC, a home services startup, for which he led the seed investment round, and Simplifyy LLC, a tech-enabled property management company which he co-founded. Previously, Mr. Worcester served as a managing partner of Worcester Investments, LLC, a real estate investment company with 4,000 multifamily units under management that he co-founded in 2006 with two of his brothers. We believe that Mr. Worcester's experience launching companies and raising funds makes him well qualified to serve on our Board.

Joel Worcester

Mr. Joel Worcester has served on the Company's Board since co-founding the Company in July 2017. Mr. Worcester has been a managing partner of Worcester Investments, LLC, a real estate investment company with 4,000 multifamily units under management, since he co-founded it with two of his brothers in 2006. He is responsible for creating and communicating the Worcester Investments, LLC's vision and long-term growth strategy. We believe that Mr. Worcester's extensive management experience makes him well qualified to serve on our Board.

Scott Ford

Mr. Scott Ford has served as the Company's President since January 2020 and its Co-Chief Executive Officer since January 2021. Prior to becoming President of Hawaiian Bros, he worked with the Company as a consultant from

October 2019 to January 2020, identifying operational best practices designed to help the company grow. Mr. Ford is responsible for People Development, restaurant operations, marketing and supply chain management.

Mr. Ford previously worked for Goodcents Franchise Systems, Inc. ("*Goodcents*") from January 2010 to May 2018, serving as chief operating officer from January 2016 to May 2018 and as president from January 2017 to May 2018, where he led the company's strategic vision for franchise growth and the customer experience and was responsible for implementing a new digital consumer interaction and ordering strategy, up-to-the-minute reporting technology for franchisees and an e-learning platform for employee training.

Prior to joining Goodcents, Mr. Ford held various leadership positions at Applebee's International, Inc, where he assisted in the launch of the Applebee's Carside To-Go platform, and at Boston Market Corporation. In addition to expanding national restaurant brands, he has also built four of his own companies, including DKA Services, LLC, a management consulting business specializing in supply chain management, and PRIME Catered Events, a Kansas City-based catering company, from the ground up. We believe that Mr. Ford's more than 36 years of experience in restaurant operations, franchising, brand strategy and development make him well qualified to serve on our Board.

Management Team of the Company

Scott Ford

Scott Ford serves as the Company's President and Co-Chief Executive Officer. Please see above for his biographical information.

Cameron McNie

Cameron McNie serves as the Company's Co-Chief Executive Officer. Please see above for his biographical information.

Tyler McNie

Tyler McNie serves as the Company's Co-Chief Executive Officer. Please see above for his biographical information.

Terry Harryman

Mr. Harryman joined the Company as Chief Financial Officer in November 2020 and is responsible for leading the finance, development, risk, legal and information technology functions of the company. He served as the Company's Chief Financial Officer on a consulting basis from August 2020 until he was hired in November 2020. Before joining Hawaiian Bros, Harryman served as Chief Financial Officer of Houlihan's from July 2018 through December 2019, when the company was sold. Prior to joining Houlihan's, Mr. Harryman worked for Red Robin Gourmet Burgers, Inc. from 2012 to 2018, where he served as VP, Chief Accounting Officer and Controller from 2012 to 2016, Chief Financial Officer, Canadian Division from March 2015 to June 2016, Interim Chief Financial Officer from June to December 2016 and VP Finance, Planning and Investor Relations from January 2017 to June 2018. From 1996 to 2012, Mr. Harryman worked for Sonic Corp., serving as Director of Tax from 1996 to 1998, Corporate Controller from 1999 to 2007 and Vice President and Controller from 2008 to 2012.

Family Relationships

Messrs. Cameron McNie and Tyler McNie are brothers. In addition, Messrs. Paul Worcester and Joel Worcester are brothers.

Chief Financial Officer Transition

In October 2021, Mr. Harryman informed the Company that he will be departing to pursue other interests. Pursuant to a separation agreement entered into as of October 20, 2021, Mr. Harryman has agreed to continue serving as the Company's Chief Financial Officer for a transition period that is expected to end between November 28, 2021 and December 31, 2021.

Compensation of Directors and Executive Officers

The following table represents information regarding the total compensation of the officers and directors of the Company for the fiscal year ended December 27, 2020:

Name and Principal Position	Cash Compensation	Other Compensation	Total Compensation
Scott Ford, President, Co-Chief Executive Officer and Director	$145,000	$288,294[1]	$433,294
Terry Harryman, Chief Financial Officer	$145,000	$139,918[2]	$284,918
Cameron McNie, Co-Chief Executive Officer and Chairman of the Board	$159,000	$19,307	$178,307
Tyler McNie, Co-Chief Executive Officer and Director	$159,000	$19,152	$178,152
Paul Worcester, Director	$0	$0	$0
Joel Worcester, Director	$0	$0	$0

(1) Includes 572,216 shares of the Company's Common Stock, valued at $274,935.

(2) Includes 288,996 shares of the Company's Common Stock, valued at $137,467.

Agreements Relating to Employment

Scott Ford

On November 24, 2020, we entered into an incentive unit awards agreement with Scott Ford, which agreement was amended on July 11, 2021, pursuant to which, in consideration for his services to the Company, we granted Mr. Ford securities that converted, following the 2021 Reorganization, into 572,216 shares of our Common Stock, with 25% of these shares to vest on October 19, 2021 and another 25% of these shares to vest on December 31, 2022, December 31, 2023 and December 31, 2024, respectively. The shares granted under this agreement are subject to certain transfer restrictions. Upon any termination of Mr. Ford's employment, any unvested shares shall be automatically forfeited.

On November 30, 2020, we entered into a non-competition, non-solicitation and non-disclosure agreement with Mr. Ford, pursuant to which Mr. Ford agreed to certain confidentiality, non-solicitation and non-competition provisions.

Terry Harryman

On November 24, 2020, we entered into an incentive unit awards agreement with Terry Harryman, which agreement was amended on July 11, 2021, pursuant to which, in consideration for his services to the Company, we granted Mr. Harryman securities that converted, following the 2021 Reorganization, into 288,996 shares of our Common Stock, with 25% of these shares to vest on December 31, 2022 and another 25% of these shares to vest on December 31, 2023, December 31, 2024 and December 31, 2025, respectively. The shares granted under this agreement are subject to certain transfer restrictions. Upon any termination of Mr. Harryman's employment, any unvested shares shall be automatically forfeited.

On November 30, 2020, we entered into a non-disclosure agreement with Mr. Harryman, pursuant to which Mr. Harryman agreed to certain confidentiality, non-solicitation and non-competition provisions.

Cameron McNie

On August 10, 2017, we entered into an employment agreement with Mr. Cameron McNie, which agreement was amended on January 1, 2019 and March 15, 2021. The summary of the employment agreement below does not contain complete descriptions of all provisions of this employment agreement.

Under the employment agreement, Mr. McNie receives an annual base salary of $175,000, effective as of January 1, 2021 and subject to 5% annual increases. The employment agreement also provides that Mr. McNie is eligible to participate in, or receive benefits under, any insurance plan or benefit plans as may be approved and adopted by the Company and that is applicable to similarly situated employees of the Company as in effect from time to time.

In addition, pursuant to the employment agreement, Mr. McNie received securities in the Company.

In connection with the employment agreement, Mr. McNie agreed to confidentiality, non-solicitation, and intellectual property protection provisions. Mr. McNie assigned to the Company all of his rights in any intellectual property developed by him in connection with his employment by the Company.

Tyler McNie

On August 10, 2017, we entered into an employment agreement with Mr. Tyler McNie, which agreement was amended on January 1, 2019 and March 15, 2021. The summary of the employment agreement below does not contain complete descriptions of all provisions of this employment agreement.

Under the employment agreement, Mr. McNie receives an annual base salary of $175,000, effective as of January 1, 2021 and subject to 5% annual increases. The employment agreement also provides that Mr. McNie is eligible to participate in, or receive benefits under, any insurance plan or benefit plans as may be approved and adopted by the Company and that is applicable to similarly situated employees of the Company as in effect from time to time. In addition, pursuant to the employment agreement, Mr. McNie received securities in the Company.

In connection with the employment agreement, Mr. McNie agreed to confidentiality, non-solicitation, and intellectual property protection provisions. Mr. McNie assigned to the Company all of his rights in any intellectual property developed by him in connection with his employment by the Company.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has conducted the following transactions with related persons:

The 2021 Reorganization

On July 11, 2021, we consummated the 2021 Reorganization as described under "*MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Overview—The 2021 Reorganization*," which description is incorporated by reference herein.

Stockholders Agreement

Substantially all of our Company's shares currently issued and outstanding are owned by parties to the Stockholders Agreement, including Cameron McNie, Tyler McNie, Joel Worcester and Paul Worcester and certain of their affiliates or related entities. The Stockholders Agreement contains restrictions on the transfer of shares owned by such parties as well as a voting agreement that provides that all such shares will be voted as a single block pursuant to the vote of a majority of the four Stockholders Agreement Parties (regardless of the number of shares held by any such Stockholders Agreement Party). You will not be a party to or subject to the Stockholders Agreement but its provisions will significantly limit your ability to influence the voting of shares held by other stockholders of the Company.

Leases

Between August 2018 and April 2021, we entered into leases for six of our restaurants with subsidiaries of Worcester Investments, LLC, which is affiliated with Mr. Joel Worcester and is one of our substantial stockholders. The non-cancellable terms of these leases range from 120 months to 180 months. We expect to make rent payments in the amount of $816,662 in connection with these leases in 2021.

Development Fees

Worcester Investments, LLC provides certain services to us on an as-needed basis to support our business, in particular with respect to supporting our activities relating to management, real estate, and investor relations activities, pursuant to a services agreement dated as of June 2, 2021. We reimburse expenses incurred by Worcester Investments, LLC in connection with any services provided under such agreement, and we have committed to providing development fees in connection with our real estate activities in a total amount of $309,000 since the inception of our business.

Indemnification of Directors and Officers

Our Certificate of Incorporation and Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

The Offering

Directors, officers and other affiliates of the Company may participate in the Offering on the same terms as other investors.

TAX MATTERS

Each prospective Investor should consult with their own tax and ERISA advisor as to the particular consequences to the Investor of the purchase, ownership and sale of the Investor's Shares, as well as possible changes in the tax laws.

To ensure compliance with the requirements imposed by the Internal Revenue Service, we inform you that any tax statement in this Form C concerning United States federal taxes is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any tax-related penalties under the United States Internal Revenue Code. Any tax statement herein concerning United States federal taxes was written in connection with the marketing or promotion of the transactions or matters to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign Investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

This Form C is dated November 12, 2021. You should not assume that the information in this document is accurate as of any other date than such date, and the mailing of this document will not create any implication to the contrary.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Hawaiian Bros Inc.

By: /s/ Scott Ford
_____
(Signature)

Scott Ford
_____
(Name)

President, Co-Chief Executive Officer and Director (Principal Executive Officer)
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Ford
_____
(Signature)

Scott Ford
_____
(Name)

President, Co-Chief Executive Officer and Director (Principal Executive Officer)
_____
(Title)

November 12, 2021
_____
(Date)

/s/ Terry Harryman
_____
(Signature)

Terry Harryman
_____
(Name)

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
_____
(Title)

November 12, 2021
_____
(Date)

/s/ Cameron McNie
(Signature)

Cameron McNie
(Name)

Co-Chief Executive Officer and Chairman of the Board
(Title)

November 12, 2021
(Date)

/s/ Tyler McNie
(Signature)

Tyler McNie
(Name)

Co-Chief Executive Officer and Director
(Title)

November 12, 2021
(Date)

/s/ Joel Worcester
(Signature)

Joel Worcester
(Name)

Director
(Title)

November 12, 2021
(Date)